UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission file number 0-21554

DENMARK BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Wisconsin	**39-1472124**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

103 East Main Street, Denmark, Wisconsin 54208-0130

(Address of principal executive offices)

Registrant's telephone number, including area code: (**920) 863-2161**

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: **Common Stock, no par value**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities. Yes _ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one): __ Large Accelerated Filer **X Accelerated Filer** ___ Non-accelerated Filer

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes__ No X

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2006, was $91,900,786 (104,358 shares at $880.63 per share, which is equal to the weighted average purchase price of shares sold during the registrant's second fiscal quarter, according to information available to the registrant).

As of March 1, 2007, there were 119,053 shares of the registrant's Common Stock (no par value) issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Documents*	Part of Form 10-K into Which Portions of Documents are Incorporated
Annual Report to Shareholders for the fiscal year ended December 31, 2006	Parts I, II and IV
Proxy Statement for Annual Meeting of Shareholders on April 24, 2007	Parts II and III

*Only the portions of documents specifically listed herein are to be deemed incorporated by reference.

DENMARK BANCSHARES, INC.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

History and General Business of Denmark Bancshares, Inc.

Denmark Bancshares, Inc. ("DBI") was formed in 1983 as a Wisconsin bank holding company for the purpose of acquiring and holding the Common Stock of the Denmark State Bank ("DSB"). The holding company was formed to allow DSB to expand its line of financial products, enabling it to compete with other financial institutions. DBI acquired DSB in 1983 through an exchange offer for shares of DSB. DBI's subsidiaries are DSB, Denmark Agricultural Credit Corporation ("DACC"), which offers certain types of farm credit, and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald"), which sells a full line of insurance products. McDonald sold its insurance book of business subsequent to year-end and agreed to a non-compete agreement that prevents McDonald from selling insurance for a period of three years. Unless the context otherwise requires, when used herein the term "DBI" refers to Denmark Bancshares, Inc. and all of its subsidiaries.

Securities and Exchange Commission Availability of Filings on Company Web Site

DBI electronically files the following reports with the SEC: Form 10-K (Annual Report), Form 10-Q (Quarterly Report), Form 8-K (Current Report) and Schedule 14A (Proxy Statement). DBI may file additional forms including amendments to these forms. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, at www.sec.gov, in which all forms filed electronically may be accessed. Additionally, our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC and additional shareholder information are available free of charge as soon as reasonably practicable after such reports are electronically filed on DSB's website: www.denmarkstate.com on the "About Us" web page. This web page provides a link to the SEC's filing database.

DSB

DSB offers a full line of retail banking services, including checking, time deposits of various types, loans for business, real estate and personal use, and other miscellaneous banking services. DSB employs an experienced investment representative that provides financial planning and sells annuities, mutual funds and other investment securities. DSB has six offices, serving primarily Brown, Kewaunee, Manitowoc and Outagamie Counties. DSB also has seven automated teller machines at various locations throughout its market area. DSB also offers home banking 24 hours a day via telephone or personal computer. These services allow customers to transfer funds between accounts and inquire about their balances or recent transaction activity as well as providing information about current interest rates.

No significant portion of the loan portfolio of DSB is concentrated in one individual or group of individuals, and management believes that the portfolio's industry weighting is prudent. Seasonal factors do not materially affect the size or quality of the loan portfolio of DSB. Set forth below is a schedule of the concentration of DBI's loans, including loans of DSB and DACC, at December 31, 2006:

	Year Ended December 31,				
	2006	2005	2004	2003	2002
(In thousands)					
Real Estate - Residential	$98,319	$110,666	$108,830	$103,020	$108,714
Real Estate - Commercial	60,496	63,211	51,240	40,334	38,770
Real Estate - Agricultural	39,858	34,980	31,621	32,040	27,661
Real Estate - Construction	27,621	29,159	28,179	16,819	10,384
Commercial	35,826	39,766	33,931	31,102	28,719
Agricultural	34,783	36,261	34,732	30,747	34,952
Consumer and other loans	9,128	11,028	11,304	11,613	11,693
	$306,031	$325,071	$299,837	$265,675	$260,893

DSB offers a broad range of loans to individuals, businesses and farmers in its primary service area. DSB does not lend to foreign borrowers. Loans secured by residential real estate consist primarily of first lien mortgages on one-to-four family residential properties and represent DSB's largest category of loans. These loans, which can be amortized up to 30 years, are written primarily at fixed rates for one, three or five years. At the end of the term, the loan may be extended with payments based on interest rates prevailing at that time. A down payment of at least 10% is generally required for loan approval. DSB also makes home equity loans for a variety of purposes including education expenses, automobile purchases, debt consolidation, home improvements and other needs with flexible repayment terms.

Loans secured by commercial or agricultural real estate, which totaled just over $100 million and represented 33% of total loans outstanding at year-end, can be amortized up to 25 years and generally require a minimum down payment of 20% in cash or other collateral. Loans secured by commercial and agricultural real estate generally entail more risk than loans secured by residential real estate. These loans typically involve larger balances to single borrowers. Repayment of the loan is usually dependent on the success of the business occupying the property. The value of the real estate may be impacted by environmental issues or by supply and demand conditions in the market for commercial and retail space. DSB tries to mitigate this by requiring appraisals for all loans in excess of $250,000 and by requiring a higher intial down payment. DSB also requires that the borrower submit an annual financial statement.

Loans secured by construction real estate consist primarily of loans related to one-to-four family residential development. Construction loans generally have terms up to one year and do not require amortization of the loan balance during the term. Construction loans present a higher degree of risk than permanent real estate loans. A borrower's ability to complete construction may be affected by a variety of factors such as cost overruns and construction delays caused by adverse weather conditions, contractor delays or other problems. DSB generally requires a minimum down payment of 15% in cash or other collateral.

Commercial and agricultural loans consist of secured loans to fund seasonal fluctuations, purchase equipment, livestock, vehicles, and other fixed assets. These loans may be structured as term loans or as revolving lines of credit. The term loans generally have a repayment schedule of up to five years. The revolving lines of credit are generally secured by accounts receivable, inventory or other business assets. Revolving lines of credit are generally reviewed on an annual basis and usually require substantial repayment of principal during the course of the year. In addition to securing these loans with business and farm assets, DSB often obtains personal guarantees from principals of the borrower. DSB normally requires a minimum down payment of at least 25% in cash or other collateral for these loans.

Consumer and other loans consists of a wide variety of loans both secured and unsecured to individuals for an array of personal needs. These loans include installment, single payment notes, overdraft protection lines of credit and credit card loans.

Denmark Agricultural Credit Corporation

DACC commenced business in 1986 to provide a source of funds for farm loans and to provide a source of liquidity for DSB. As of the close of the fiscal year, DACC had lines of working capital credit in the aggregate amount of $35,000,000, including $30,000,000 from the AgriBank, FCB and $5,000,000 from a private lending institution. DACC originates loans and purchases loans exclusively from DSB. As of December 31, 2006, DACC held agricultural loans totaling $34,969,581. In 2006 the net income of DACC was equal to 29.7% of the consolidated net income of DBI.

Insurance Subsidiary

Prior to the sale of its insurance book of business on January 5, 2007, McDonald sold life, health, casualty, auto and all other general types of insurance, and performed certified residential appraisals for DSB. The operations of McDonald had not represented a material portion of the consolidated operating results of DBI.

Areas Serviced by DBI; Competition

DBI serves Brown, Kewaunee, Manitowoc and Outagamie Counties, including the villages of Denmark, Bellevue, Maribel, Reedsville, Whitelaw and Wrightstown. The local economy of the area served is based on agriculture and light industry but the extended service area has a generally diversified economy. The local economic conditions prevailing at year-end varied by county but were comparable to conditions one year earlier based on employment statistics. As of December 2006, the unemployment rate in Brown County was 4.2% compared to 4.1%, 5.3% and 4.3% for Kewaunee, Manitowoc and Outagamie Counties, respectively. The area did experience a softening in the residential housing market. In Brown County, home sales were down 2.8% from 2,891 units in 2005 to 2,734 units in 2006. The median price of a home in Brown County fell 0.5% from $151,400 to $150,700.

Most of DBI's loans are to businesses and individuals in Wisconsin (and, more specifically, in its four-county geographic area) and any general adverse change in the economic conditions prevailing in these areas could reduce DBI's growth rate, impair its ability to collect loans or attract deposits, and generally have an adverse impact on the results of operations and financial condition of DBI. If these areas experience adverse economic, political or business conditions, DBI would likely experience higher rates of loss and delinquency on its loans than if its loans were more geographically diverse.

The agricultural economy and especially dairy farmers experienced a down year with milk prices averaging about $2 per hundredweight less than the prior year. According to a report by the Wisconsin Department of Agricultural and Applied Economics at the University of Wisconsin-Madison and the Cooperative Extension of the University of Wisconsin, during 2006 milk prices averaged just under $12 per hundredweight compared to averages of $14, $15 and $11 for the years 2005, 2004 and 2003, respectively.

During the last five years the number of Wisconsin dairy farms has significantly declined from more than 21,800 in 1999 to less than 14,400 currently in operation. Larger dairy units have replaced many of the smaller family farms. As a result DBI has a smaller pool of agricultural borrowers to lend to while competing with a similar number of agricultural lenders.

The financial services industry is highly competitive. DBI faces intense competition from financial institutions in Denmark and surrounding markets, and from non-bank financial institutions, such as mutual funds, brokerage firms and insurance companies that are aggressively expanding into markets traditionally served by banks. Many of DBI's non-bank competitors are not subject to the same degree of regulation as are imposed on bank holding companies, federally insured banks and Wisconsin-chartered state banks. As a result, such non-bank competitors may have advantages over DBI in providing certain services. DBI also competes indirectly with regional and national financial institutions, many of which have greater liquidity, lending limits, access to capital and market recognition, resources and banking experience than DBI.

Employees of DBI

At December 31, 2006, DSB had 98 full-time equivalent employees; McDonald had four full-time employees. DBI considers its relationship with its employees to be excellent.

Supervision and Regulation

The operations of financial institutions, including banks and bank holding companies, are highly regulated, both at the federal and state levels. Numerous statutes and regulations affect the businesses of DBI and its subsidiaries. To the extent that the information below is a summary of statutory provisions, such information is qualified in its entirety by reference to the statutory provisions described. There are additional laws and regulations having a direct or indirect effect on the business of DBI or DSB.

In recent years, the banking and financial industry has been the subject of numerous legislative acts and proposals, administrative rules and regulations at both federal and state regulatory levels. As a result of many of such regulatory changes, the nature of the banking industry in general has changed dramatically in recent years as increasing competition and a trend toward deregulation have caused the traditional distinctions among different types of financial institutions to be obscured.

The performance and earnings of DSB, like other commercial banks, are affected not only by general economic conditions but also by the policies of various governmental regulatory authorities. In particular, the Federal Reserve System regulates monetary and credit conditions and interest rates in order to influence general economic conditions primarily through open-market operations in U.S. Government securities, varying the discount rate on bank borrowings, and setting reserve requirements against bank deposits. The policies of the Federal Reserve have a significant influence on overall growth and distribution of bank loans, investments and deposits, and affect interest rates earned on loans and investments. The general effect, if any, of such policies upon the future business and earnings of DSB cannot accurately be predicted.

DBI

As a registered bank holding company, DBI is subject to regulation under the Bank Holding Company Act of 1956, as amended (the "Act"). The Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board (the "Board") before it may merge with or consolidate into another bank holding company, acquire substantially all the assets of any bank, or acquire ownership or control of any voting shares of any bank if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank.

Under the Act, DBI is prohibited, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or holding company, and neither DBI nor any subsidiary may engage in any business other than banking, managing or controlling banks or furnishing services to or performing services for its subsidiaries. DBI may, however, own shares of a company the activities of which the Board has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto, and the holding company itself may engage in such activities. DBI is authorized under the Act to own its two nonbank subsidiaries, DACC and McDonald.

As a registered bank holding company, DBI is supervised and regularly examined by the Board. Under the Act, DBI is required to file with the Board an annual report and such additional information as may be required. The Board can order bank holding companies and their subsidiaries to cease and desist from any actions which in the opinion of the Board constitute serious risk to the financial safety, soundness or stability of a subsidiary bank and are inconsistent with sound banking principles or in violation of law. The Board has adopted regulations that deal with the measure of capitalization for bank holding companies. Such regulations are essentially the same as those adopted by the FDIC, described below. The Board has also issued a policy statement on the payment of cash dividends by bank holding companies, wherein the Board has stated that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weaken the bank holding company's financial health, such as by borrowing.

Under Wisconsin law, DBI is also subject to supervision and examination by the Division of Banking of the Wisconsin Department of Financial Institutions (the "Division"). The Division is also empowered to issue orders to a bank holding company to remedy any condition or policy, which, in its determination, endangers the safety of deposits in any subsidiary state bank, or the safety of the bank or its depositors. In the event of noncompliance with such an order, the Division has the power to direct the operation of the state bank subsidiary and withhold dividends from the holding company. DBI, as the holder of the stock of a Wisconsin state-chartered bank, may be subject to assessment to restore impaired capital of the bank to the extent provided in Section 220.07, Wisconsin Statutes. Any such assessment would apply only to DBI and not to any shareholder of DBI.

Federal law prohibits the acquisition of "control" of a bank holding company by individuals or business entities or groups or combinations of individuals or entities acting in concert without prior notice to the appropriate federal bank regulator. For this purpose, "control" is defined in certain instances as the ownership of or power to vote 10% or more of the outstanding shares of the bank holding company.

The Gramm-Leach-Bliley Act of 1999 repealed prior federal law prohibiting affiliations of banks with other types of financial services firms. The act allows bank holding companies to engage in a full range of financial activities through an entity known as a financial holding company, or a national bank to engage in financial activities through a financial subsidiary. The act allows banks to affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, is well managed and has at least a satisfactory rating under the Community Reinvestment Act, by filing a declaration that the bank holding company wishes to become a financial holding company.

The Sarbanes-Oxley Act, which enacted sweeping measures that, among other things, tighten the rules governing auditors, corporate officers and executives, and investment banking research analysts, was signed into law as of July 30, 2002. This act requires chief executive officers and chief financial officers of public companies to personally certify that the reports their companies file with the SEC are accurate and complete. Those persons who are responsible for accounting or reporting violations are subject to harsh civil and criminal penalties.

DSB

As a state-chartered institution, DSB is subject to regulation and supervision by the Division and the Wisconsin Banking Review Board and is periodically examined by the Division's staff. Deposits of DSB are insured by the Bank Insurance Fund administered by the Federal Deposit Insurance Corporation (the "FDIC") and as a result DSB is also subject to regulation by the FDIC and periodically examined by its staff.

The Federal Deposit Insurance Act requires that the appropriate federal regulatory authority -- the FDIC in the case of DSB (as an insured state bank which is not a member of the Federal Reserve System) -- approve any acquisition by it through merger, consolidation, purchase of assets, or assumption of deposits. The same regulatory authority also supervises compliance by DSB with provisions of federal banking laws, which, among other things, prohibit the granting of preferential loans by a bank to executive officers, directors, and principal shareholders of the bank and of other banks, which have a correspondent relationship with the bank.

Wisconsin banking laws restrict the payment of cash dividends by state banks by providing that (i) dividends may be paid only out of a bank's undivided profits, and (ii) prior consent of the Division is required for the payment of a dividend which exceeds current year income if dividends declared have exceeded net profits in either of the two immediately preceding years. The various bank regulatory agencies have authority to prohibit a bank regulated by them from engaging in an unsafe or unsound practice; the payment of a dividend by a bank could, depending upon the circumstances, be considered such an unsafe or unsound practice. In the event that (i) the FDIC or the Division should increase minimum required levels of capital; (ii) the total assets of DSB increase significantly; (iii) the income of DSB decreases significantly; or (iv) any combination of the foregoing occurs, then the Board of Directors of DSB may decide or be required by the FDIC or the Division to retain a greater portion of DSB's earnings thereby reducing dividends.

Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or any of its subsidiaries, on investments in stock or other securities of the bank holding company and on the taking of such stock or securities as collateral for loans to any borrower. Under the Federal Reserve Act and regulations of the Board, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or any property or service.

The activities and operations of banks are subject to a number of additional detailed, complex and sometimes overlapping federal and state laws and regulations. These include state usury and consumer credit laws, state laws relating to fiduciaries, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, the Community Reinvestment Act, anti-redlining legislation and the antitrust laws.

The Community Reinvestment Act includes provisions under which the federal bank regulatory agencies must consider, in connection with applications for certain required approvals, including applications to acquire control of a bank or holding company or to establish a branch, the records of regulated financial institutions in satisfying their continuing and affirmative obligations to help meet the credit needs of their local communities, including those of low and moderate-income borrowers.

FDICIA, among other things, establishes five tiers of capital requirements: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. The FDIC has adopted regulations, which define the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio (total capital to risk-weighted assets) of 10% or greater, a Tier I risk-based capital ratio (Tier I Capital to risk-weighted assets) of 6% or greater, and a Tier I leverage capital ratio (Tier I Capital to total assets) of 5% or greater, and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure. The other categories are identified by descending levels of capitalization. Undercapitalized banks are subject to growth limitations and are required to submit a capital restoration plan. If an undercapitalized bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." Significantly undercapitalized banks may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. DSB currently exceeds the regulatory definitions of a well capitalized financial institution.

Other Subsidiaries

DBI's two non-bank subsidiaries are also subject to various forms of regulation. To the extent that lending of DACC is funded by loans from one or more Farm Credit Banks, its operations are subject to regulations promulgated by the Federal Farm Credit Administration. Currently, the AgriBank, FCB (a wholesale lending cooperative whose primary function is to provide credit to farm service centers) conducts a review of DACC's loan portfolio at least once every three years. Also, loans originated by DACC are subject to the same consumer protection regulation that governs loan procedures of DSB. McDonald is required to operate through individuals licensed as insurance agents in Wisconsin, and is subject to Wisconsin statutes and regulations governing marketing methods, providing minimum requirements for record keeping and mandating other internal procedures.

ITEM 1A. RISK FACTORS

Following are potential risks that management considers material that could affect the future operating results and financial condition of DBI. The risks are not listed in any particular order of importance and there is the potential that there are other risks that have either not been identified or were identified as immaterial that could impair DBI's business, operating results or financial condition.

Changing Economic Conditions in DBI's Primary Service Area Could Adversely Impact DBI's Financial Results and Condition

Most of DBI's loans are to businesses and individuals in Wisconsin (and, more specifically, Brown, Kewaunee, Manitowoc and Outagamie Counties), and any general adverse change in the economic conditions prevailing in these areas could reduce DBI's growth rate, impair its ability to collect loans or attract deposits, and generally have an adverse impact on the results of operations and financial condition of DBI. If these areas experience adverse economic, political or business conditions, DBI would likely experience higher rates of loss and delinquency on its loans than if its loans were more geographically diverse.

Changing Interest Rates May Adversely Impact the Profitability of DBI

The profitability of DBI depends to a large extent on its net interest income, which is the difference between interest earned on its interest-earning assets, such as loans and investment securities, and its interest expense paid on interest-bearing liabilities, such as deposits and borrowings. DBI is unable to influence or to predict accurately fluctuations of market interest rates, which are affected by many factors including inflation, unemployment, general economic conditions throughout the world, and actions of the Federal Reserve in adjusting the money supply. At any given time, DBI's assets and liabilities will be such that they are affected differently by a given change in interest rates. As a result, an increase or decrease in rates could have a positive or negative effect on DBI's net income, capital and liquidity.

The mismatch between maturities and interest rate sensitivities of interest-earning assets and interest-bearing liabilities results in interest rate risk, which risk will change as the level of interest rates changes. DBI's liabilities consist primarily of deposits, which are either of a short-term maturity or have no stated maturity. These accounts typically can react more quickly to changes in market interest rates than DBI's assets because of the shorter maturity (or lack of maturity) and repricing characteristics of these deposits. Consequently, sharp increases or decreases in market interest rates may impact DBI's earnings negatively or positively, respectively.

Changes in interest rates will also affect the level of voluntary prepayments on DBI's loans and the receipt of payments on DBI's mortgage-backed securities, resulting in the receipt of proceeds that DBI may have to reinvest at a lower rate than the loan or mortgage-backed security being prepaid. Finally, changes in interest rates can result in the flow of funds away from banking institutions into investments in U.S. government and corporate securities, and other investment vehicles which, because of the absence of federal insurance premiums and reserve requirements, among other reasons, generally can pay higher rates of return than banking institutions.

DBI's Concentration on Small to Medium-Sized Business Customers May Adversely Impact DBI's Results if the Economy Worsens

One of the primary focal points of DBI's business development and marketing strategy is serving the banking and financial services needs of small to medium-sized businesses. Small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions become unfavorable in Wisconsin, the businesses of DBI's lending clients and their ability to repay outstanding loans may be negatively affected. As a consequence, DBI's results of operations and financial condition may be adversely affected.

DBI's Concentration in Agricultural-Related Loans May Adversely Impact DBI's Results if the Economy Worsens

DBI has a concentration of agricultural-related loans amounting to approximately 24% of total loans as of December 31, 2006. The factors that influence the agricultural economy are complex and difficult to predict. These factors include, among other things, (i) the weather's effect on feed quality and quantity; (ii) the effect of governmental support programs on feed grain and dairy prices; (iii) import and export markets; (iv) energy costs as they relate to fuel and fertilizer costs; (v) interest rates; (vi) supply and demand for feed grain and dairy; and (vii) market fluctuations created by consumer reaction to animal health issues. If agricultural conditions become unfavorable in Wisconsin, the businesses of DBI's agricultural clients and their ability to repay outstanding loans may be negatively affected. As a consequence, DBI's results of operations and financial condition may be adversely affected.

Government Regulation and Monetary Policy Could Limit DBI's Potential

DBI and DSB are subject to extensive state and federal government supervision, regulation and control. Existing state and federal banking laws subject DBI and DSB to substantial limitations with respect to loans, purchase of securities, payment of dividends and many other aspects of DSB's banking business. There can be no assurance that future legislation or government policy will not adversely affect the banking industry or the operations of DSB, to the advantage of DSB's non-bank competitors. In addition, economic and monetary policy of the Federal Reserve may increase DSB's cost of doing business and affect its ability to attract deposits and make loans. The techniques used by the Federal Reserve include setting the reserve requirements of banks and establishing the discount rate on bank borrowings. The policies of the Federal Reserve have a direct effect on the amount of bank loans and deposits, and the interest rates charged and paid thereon.

DBI's Allowance for Potential Loan Losses May Not Be Adequate

DBI makes various assumptions and judgments about the collectability of its loan portfolio and provides an allowance for potential losses based on a number of factors. DBI's allowance for potential loan losses is established in consultation with its management and is maintained at a level considered adequate by management to absorb loan losses that are inherent in DBI's portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond DBI's control, and such losses may exceed current estimates. Although DBI's management believes that the allowance for potential loan losses as of the date hereof is adequate to absorb losses that may develop in its existing portfolio of loans, there can be no assurance that the allowance will prove sufficient to cover actual loan losses in the future.

In addition, federal and state regulators periodically review DBI's allowance for potential loan losses and may require DBI to increase its provision for potential loan losses or recognize further loan charge-offs, based on judgments different than those of DBI's management. Any increase in DBI's allowance for potential loan losses or loan charge-offs as required by these regulatory agencies would have a negative effect on the operating results of DBI.

Significant Competition May Limit DBI's Potential for Success

The financial services industry is highly competitive. DBI faces intense competition from financial institutions in Denmark and surrounding markets, and from non-bank financial institutions, such as mutual funds, brokerage firms and insurance companies that are aggressively expanding into markets traditionally served by banks. Many of DBI's non-bank competitors are not subject to the same degree of regulation as are imposed on bank holding companies, federally insured banks and Wisconsin-chartered state banks. As a result, such non-bank competitors may have advantages over DBI in providing certain services. DBI also competes indirectly with regional and national financial institutions, many of which have greater liquidity, lending limits, access to capital and market recognition, resources and banking experience than DBI.

Loss of Key Personnel Could Adversely Impact DBI's Results

DBI's and DSB's success has been and will be greatly influenced by their continuing ability to retain the services of their existing senior management and, as they expand, to attract and retain additional qualified senior and middle management. DBI has not entered into employment agreements or other contractual arrangements intended to discourage key personnel from leaving. The unexpected loss of the services of any of the key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on DBI's and DSB's business and financial results.

Need for Technological Change May Limit DBI's Potential

The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. DBI's future success will depend in part on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in DBI's operations. A number of DBI's competitors may have substantially greater resources to invest in technological improvements. There can be no assurance that DBI will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers.

ITEM 2. DESCRIPTION OF PROPERTY

The following table sets forth certain information relating to DBI's corporate offices and other facilities, all of which are owned by DBI:

Location	Approximate Square Feet	Principal Uses
Denmark	22,000	Principal corporate and banking offices
Bellevue	10,000	Branch bank
Maribel	5,300	Branch bank
Reedsville	3,700	Branch bank
Whitelaw	3,400	Branch bank
Wrightstown - West	6,750	Branch bank
Denmark	5,000	Investments, insurance and travel

Each of the foregoing properties is in good condition and is solely occupied by DBI.

In the opinion of management, all of DBI's properties are adequately covered by insurance. In addition to DBI's corporate offices and banking facilities, DBI from time to time acquires real estate upon foreclosure. DBI sells such real estate as soon as practicable after it is acquired.

ITEM 3. LEGAL PROCEEDINGS

Neither DBI nor any of its subsidiaries is a party to any legal proceedings, which, individually or in the aggregate, are material to DBI as a whole. From time to time DBI (through its subsidiaries) is involved in routine litigation, including collection matters.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 31, 2006.


PART II


ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The information contained under the caption "Market Information" in the Quarterly Financial Information section and the information in the "Stock Performance" section of the Annual Report is incorporated herein by reference. Information concerning restrictions that limit DBI's ability to pay dividends is contained under the caption "Stockholders' Equity" in the Management's Discussion and Analysis section of the Annual Report and is also incorporated herein by reference.

Unregistered Sales of Equity Securities and Use of Proceeds

DBI had no common stock purchases during the fourth quarter of 2006. DBI announced a Stock Repurchase Policy on March 30, 1995, as an accommodation to shareholders. DBI limited purchases under the Policy in any six-month period to less than six percent of the common shares outstanding. The Policy had no fixed expiration date, although DBI could terminate the Policy at any time. On September 11, 2006, the Policy was suspended. DBI was not soliciting or encouraging shareholders to sell shares under the Policy.

ITEM 6. SELECTED FINANCIAL DATA

The information contained in the section captioned "Selected Financial Data" in the Annual Report is incorporated herein by reference.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained in the section captioned "Management's Discussion and Analysis" in the Annual Report is incorporated herein by reference.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information contained under the subheading "Quantitative and Qualitative Disclosures About Market Risk" in the Management's Discussion and Analysis section of the Annual Report is incorporated herein by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements, including the notes thereto and the Report of Independent Registered Public Accounting Firm, required by this item are contained in the sections captioned "Consolidated Financial Statements" and "Notes to the Consolidated Financial Statements" in the 2006 Annual Report and are incorporated herein by reference. The supplementary data required by this item is contained in the section captioned "Selected Financial Information" under the heading "Quarterly Financial Information".

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The information in DBI's proxy statement, prepared for the 2007 Annual Meeting of Shareholders, which contains information concerning this item, under the caption "Ratification of Selection of Independent Public Accountants," is incorporated herein by reference.

ITEM 9A. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures

DBI's management, under the supervision and with the participation of DBI's principal executive officer and principal financial officer, has evaluated DBI's disclosure controls and procedures prior to the filing date of this report. Based on that evaluation, management believes that DBI's disclosure controls and procedures as of the end of the 2006 fiscal year are effective in ensuring that information required to be disclosed by DBI in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission's rules and forms.

There were no significant changes in DBI's internal controls or in other factors that could significantly affect these controls subsequent to the date of management's evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Internal Control Over Financial Reporting

Management's Annual Report on Internal Control over Financial Reporting is on page 6 of the 2006 Annual Report and is incorporated herein by reference.

The Attestation Report of the Registered Independent Public Accounting Firm on management's assessment of the effectiveness of DBI's internal control over financial reporting is on page 8 of the 2006 Annual Report and is incorporated herein by reference.

ITEM 9B. OTHER INFORMATION
 None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information contained under the captions "Proposal I - Election of Directors", "Section 16 (a) Beneficial Ownership Reporting Compliance", "Code of Ethics", "Corporate Governance", and "Audit Committee Report" in DBI's proxy statement for the 2007 Annual Meeting of Shareholders is incorporated herein by reference. Certain information with respect to DBI's other executive officers is set forth below:

NAME	AGE	POSITION
Jill S. Feiler	37	Ms. Feiler has served as Vice President of DSB since November 2006. Prior thereto she was a Vice President and Branch Manager of M&I Bank. Ms. Feiler is responsible for DBI's retail banking operations.
Dennis J. Heim	47	Mr. Heim has served as Vice President of DBI since 1995 and Treasurer since 1993. Mr. Heim has also served as Senior Vice President and Chief Financial Officer of DSB since January 1999. Mr. Heim has held other positions with DSB since 1983. Dennis J. Heim is the brother of Michael L. Heim, a director of DBI.
Evonne J. Kreft	46	Ms. Kreft has served as a Vice President of DSB since 2004. Prior to 2004, she was an Assistant Vice President of DSB since 2001. Ms. Kreft has held other positions with DSB since 1982.
Lonnie A. Loritz	47	Ms. Loritz has served as a Vice President of DSB since 2004. Prior to 2004, she was an Assistant Vice President of DSB since 2001. Ms. Loritz has held other positions with DSB since 1994.
John P. Olsen	56	Mr. Olsen has served as President of DBI and DSB since September 2006. Mr. Olsen served as President of DACC since 1986, as Treasurer since 1996 and as a director of DACC since 1985. Mr. Olsen had served as a Senior Vice President and Chief Credit Officer of DSB since January 1999. Mr. Olsen has held other positions with DSB since 1985.
David H. Radue	57	Mr. Radue has served as a director, Vice President and Branch Manager of DSB since 1986. Mr. Radue was a director of the Maribel Bank from 1984 until its consolidation with DSB in 1986. Mr. Radue has also been a director of DACC since 1986.
Jeffrey J. Van Rens	54	Mr. Van Rens has served as a Vice President of DSB since 2002. Mr. Van Rens has held other positions with DSB since 1996. Mr. Van Rens has also been a director of DACC since 2002.
Glenn J. Whipp	55	Mr. Whipp has served as a director of DSB since 1983. Mr. Whipp has also been a Vice President and Branch Manager of DSB since 1984. Mr. Whipp is responsible for DBI's business banking operations.

ITEM 11. EXECUTIVE COMPENSATION

The information in DBI's proxy statement, prepared for the 2007 Annual Meeting of Shareholders, which contains information concerning this item, under the captions "Director Compensation", "Executive Compensation", "Compensation Discussion and Analysis", "Compensation Committee Report", and "Compensation Committee Interlocks and Insider Participation" is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in DBI's proxy statement, prepared for the 2007 Annual Meeting of Shareholders, which contains information concerning this item, under the caption "Voting Securities and Security Ownership of Certain Beneficial Owners and Management," is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information in DBI's proxy statement, prepared for the 2007 Annual Meeting of Shareholders, which contains information concerning this item, under the captions "Transactions With Related Persons," and "Corporate Governance" is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information in DBI's proxy statement, prepared for the 2007 Annual Meeting of Shareholders, which contains information concerning this item, under the caption "Ratification of Selection of Independent Registered Public Accountants," is incorporated herein by reference.


PART IV


ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. and 2. Financial Statements and Financial Statement Schedules

The following financial statements and financial statement schedules are contained in the Annual Report to Shareholders and are incorporated herein by reference:

Selected Financial Information

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Financial Condition as of December 31, 2006 and 2005

Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004

Notes to Consolidated Financial Statements

(a) 3. The "Index to Exhibits" is shown below.


INDEX TO EXHIBITS
DENMARK BANCSHARES, INC.
FORM 10-K


Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation [Incorporated by reference to Exhibit 3.1 to DBI's report on Form 10-Q for the quarter ended June 30, 2002]
3.2	Restated Bylaws [Incorporated by reference to Exhibit 3.2 to DBI's report on Form 10-Q for the quarter ended June 30, 2002]
11.1	Statement Re Computation of Per Share Earnings
13.1	Annual Report to Shareholders for the Fiscal Year Ended December 31, 2006
21.1	List of Subsidiaries
23.1	Consent of Wipfli LLP
31.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DENMARK BANCSHARES, INC.

By: /s/ John P. Olsen
John P. Olsen,
President

Date: February 27, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

By: /s/ John P. Olsen
John P. Olsen,
Principal Executive Officer,
President

By: /s/ Dennis J. Heim
Dennis J. Heim,
Vice President, Treasurer, Principal
Financial and Accounting Officer

By: /s/ Terese M. Deprey
Terese M. Deprey,
Secretary and Director

By: /s/ Mark E. Looker
Mark E. Looker,
Vice President and Director

By: /s/ Allen M. Peters
Allen M. Peters
Director

By: /s/ Thomas F. Wall
Thomas F. Wall,
Director

By: /s/ Thomas N. Hartman
Thomas N. Hartman,
Director

By: /s/ Michael L. Heim
Michael L. Heim
Director

Date: February 27, 2007

DENMARK BANCSHARES, INC.

EXHIBIT (11.1)

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	For the Years Ended December 31,		
	2006	2005	2004
Net income	$2,014,952	$2,585,874	$3,857,920
Weighted average shares outstanding	119,429	120,387	121,100
Net income per share	$16.87	$21.48	$31.86

Denmark

Bancshares, Inc.

2006 Annual Report

Through the years



Through the past 97 years, Denmark State Bank, the primary subsidiary of Denmark Bancshares, Inc., has been building business and personal relationships by becoming a partner in the development of our local communities. The bank's staff is the foundation of our partnerships. Denmark State Bank has 17 employees with over 20 years of relationship experience here at the bank. It is with this experience that we have built a reputation for quality, timely service, and confidence.

From our humble beginning in 1909, we have grown to service over 25,000 customers at our six locations. Denmark State Bank has expanded its product and service offerings to meet the ever changing needs of both our individual and business clients. Today, we still have our traditional banking products and services but we are deepening our client relationships with our Vintage 55 Travel and Entertainment Club, Health Savings Accounts, Online Banking at www.Denmarkstate.com, and our Wealth Management Department.



Denmark State Bank
Board of Directors

Standing
Thomas Wall, Jack Olsen (President), David Radue, Thomas Hartman, Mike Heim, and Glenn Whipp
Seated
Edward Opichka, D.D.S, Allen Peters, and Dennis Heim (Advisor)

our leadership and focus



March 30, 2007



TO OUR SHAREHOLDERS

Year 2006 has been a year of transition for Denmark Bancshares, Inc. Since I accepted the President's position in September, my primary focus has been to improve asset quality and earnings. In the last four months, Denmark Bancshares, Inc. has made substantial progress in reducing sub-standard loan accounts. While collection of non-viable relationships reduced loan volume in 2006, it will enhance shareholder returns in the future. I am confident that by having recognized net charge-offs of $1.9 million in 2006, this institution has openly addressed its credit issues and is now in a position to go forward.

Earnings projections for 2007 reflect our optimism for improvement in net interest spreads and continued reduction in operating expenses. Your company has retained an outside consultant as part of the development of a three-year strategic plan to improve efficiency and shareholder return. The sale of assets of our insurance subsidiary in January 2007, and the consolidation of our Wrightstown East operations into the Wrightstown West location, has improved our bottom line. We will continue to cost account our various operations in 2007 to improve efficiency and earnings.

Our plan for 2007 recognizes the effect the Internet and e-commerce continues to have on the banking industry. We will continue to commit necessary resources to enhance our technology and serve this growing market.

Denmark State Bank, our primary subsidiary, has a proud 97-year history of customer service. We will build on that foundation and make the necessary changes to improve shareholder returns.

John P. Olsen
President

have remained the keys



Financial guidance from people you trust...
Denmark State Bank provides counsel on wealth creation, wealth protection, and wealth distribution, which is why we have created Denmark Financial Services. These investment professionals truly understand a customer's unique needs for education planning, retirement planning, estate planning and other goal-based financial objectives.

Backed by research and analysis from Linsco/Private Ledger, the nation's largest organization supporting independent financial advisors, Denmark Financial Services' financial consultants offer clients unbiased counsel on stocks, bonds, mutual funds, annuities, and brokered CDs as well as investment plans designed for the individual's goals and risk tolerance.

We are totally independent with no proprietary products and no conflicts of interest. Every recommendation we make is in the customer's best interest, and we have full access to every investment vehicle on the market.

Our financial consultants are experienced professionals. Denmark Financial Services' "team" approach assures clients continuity and on-going communication. Clients have ready access to their advisor or team members at all times as a result of our commitment to service.



Scott K. Lemmens
Linsco/Private Ledger
Investment Representative

Scott can help you develop a plan to meet your financial needs and seek your goals through

Retirement Planning

Tax Efficient Investments

College Savings Strategies

Quality Investment Products

Tax-Free Investments

Tax Deferred Investments



to our strength and stability





STATE BANK

Vision

By year 2009, Denmark State Bank will have achieved a transformation of culture, resulting in enhanced teamwork, employee development and a structuring of the organization that results in management and supervisory accountability, clear reporting lines and enhanced communication among all locations.

Over the next three years, profitability comes first with accompanying asset growth targets that fuel long term viability. The governing umbrella for our performance is a consistent annual return on equity of 10% with an accompanying return on assets of 1.0 -1.15.

Our efficiency ratio must be 65% or less, with emphasis on reduced funding cost, controlled overhead expense and sources of non-interest income.

We will have maximized our existing customer base and maximized our existing locations in existing markets. Success will be based on elevating the sales culture on a foundation of good customer service. Sales is how we get paid for the exceptional customer service we deliver.

Our journey depends on people...all the way!
The key to reaching this destination is our ability to retain our best and brightest employees, to develop and/or recruit the additional talent that will be needed and to fully develop a culture of accountability with enhanced teamwork across the organization.

and your financial prosperity.





Dennis J. Heim
Vice President

Denmark Bancshares, Inc. ("DBI") maintains a strong capital position in relation to its peers. DBI's total shareholders' equity expressed as a percentage of average total assets was 12.5% compared to 8.9% for peer bank holding companies. The graph below illustrates DBI's capital position for each of the last five years.



The peer group data was obtained from the Federal Reserve's Bank Holding Company Performance Report as of September 30, 2006, and consists of 143 bank holding companies with total assets less than $500 million.

SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2006	2005	2004	2003	2002
INCOME STATEMENT DATA					
Interest income	$24,683	$22,259	$19,615	$19,792	$22,201
Interest expense	12,198	8,913	5,925	6,452	7,971
Net interest income	$12,485	$13,346	$13,690	$13,340	$14,230
Less: Provision for credit losses	1,257	786	327	434	944
Net interest income after provision for credit losses	$11,228	$12,560	$13,363	$12,906	$13,286
Plus: Noninterest income	$1,619	$1,567	$1,734	$2,027	$1,707
Less: Noninterest expense	10,823	10,961	10,049	9,066	8,452
Net noninterest expense	($9,204)	($9,394)	($8,315)	($7,039)	($6,745)
Income before income taxes	$2,024	$3,166	$5,048	$5,867	$6,541
Income tax expense	9	580	1,190	1,525	1,817
Net income	$2,015	$2,586	$3,858	$4,342	$4,724
PER SHARE DATA (1)					
Net income	$16.87	$21.48	$31.86	$39.40	$43.49
Cash dividends declared	14.30	14.10	13.25	12.25	11.38
Book value (year end)	420.33	421.14	416.94	400.29	334.32
BALANCE SHEET DATA					
Average balances:					
Total loans (includes loans held for sale)	$314,411	$312,532	$282,000	$258,276	$266,004
Investment securities	48,896	49,049	48,470	51,661	42,580
Assets	401,720	395,535	366,550	350,301	339,604
Deposits	288,976	284,568	265,916	259,625	249,722
Stockholders' equity	50,183	50,556	49,676	40,203	34,929
Year-end balances:					
Total loans (includes loans held for sale)	$306,935	$326,512	$300,864	$266,503	$262,470
Allowance for possible credit losses	5,732	6,400	5,820	5,529	5,418
Investment securities	51,085	49,570	49,005	49,909	50,168
Assets	402,843	414,521	396,685	358,878	346,153
Deposits	293,662	298,254	288,758	263,731	257,964
Long-term debt	27,802	35,015	33,773	26,480	26,186
Stockholders' equity	50,042	50,553	50,383	48,569	36,150
FINANCIAL RATIOS					
Return on average equity	4.02%	5.12%	7.77%	10.80%	13.52%
Return on average assets	0.50%	0.65%	1.05%	1.24%	1.39%
Net interest spread (tax-equivalent)	2.98%	3.42%	3.93%	3.95%	4.28%
Average equity to average assets	12.49%	12.78%	13.55%	11.48%	10.29%
Allowance for credit losses to loans	1.87%	1.96%	1.93%	2.07%	2.06%
Non-performing loans to allowance for credit losses	139.57%	118.56%	101.37%	113.61%	112.41%

Dollars in thousands except per share data.

(1) Adjusted to reflect 2-for-1 stock split effective June 11, 2002.

TABLE OF CONTENTS

Denmark Bancshares, Inc. ("DBI"), headquartered in Denmark, Wisconsin, is a diversified one-bank holding company. Denmark State Bank ("DSB"), DBI's subsidiary bank, offers six full service banking offices located in the Villages of Denmark, Bellevue, Maribel, Reedsville, Whitelaw and Wrightstown, serving primarily Brown, Kewaunee, Manitowoc and Outagamie Counties. DBI also extends farm credit through its subsidiary Denmark Agricultural Credit Corporation ("DACC").

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Denmark Bancshares, Inc. ("DBI") is responsible for establishing and maintaining adequate internal control over financial reporting. DBI's internal control system was designed to provide reasonable assurance as to the reliability of financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

DBI's management conducted an assessment, including testing, of the effectiveness of its internal control over financial reporting as of December 31, 2006. In making this assessment, DBI used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on this assessment, DBI's management believes that, as of December 31, 2006, DBI's internal control over financial reporting is effective based on those criteria.

The independent registered public accounting firm, Wipfli LLP, has issued an audit report on our assessment of DBI's internal control over financial reporting, which is included herein.

John P. Olsen
President

Dennis J. Heim
Vice President

6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Denmark Bancshares, Inc.
Denmark, Wisconsin

We have audited the accompanying consolidated statements of financial condition of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Denmark Bancshares, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 7, 2007, expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Wipfli LLP

Wipfli LLP

March 7, 2007
Green Bay, Wisconsin

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Denmark Bancshares, Inc.
Denmark, Wisconsin

We have audited management's assessment, included in the accompanying Report of Management, that Denmark Bancshares, Inc. and Subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Denmark Bancshares, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Denmark Bancshares, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Denmark Bancshares, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control— Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the related consolidated statements of income, stockholders' equity, and cash flows of Denmark Bancshares, Inc. and Subsidiaries, and our report dated
March 7, 2007, expressed an unqualified opinion.

Wipfli LLP

Wipfli LLP

March 7, 2007
Green Bay, Wisconsin

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

As of December 31,

ASSETS

Assets	2006	2005
Cash and due from banks	$9,258,418	$10,495,063
Federal funds sold	11,744,000	5,140,000
Investment Securities		
Available-for-sale, at fair value	13,611,476	11,016,664
Held-to-maturity (fair value approximates $39,169,568 and $40,408,989, respectively)	37,473,611	38,553,270
Total Investment Securities	$51,085,087	$49,569,934
Loans less allowance for credit losses of $5,731,674 and $6,400,480, respectively	300,299,635	318,670,892
Loans held for sale	903,793	1,440,529
Premises and equipment, net	9,283,780	10,180,630
Other investments, at cost	4,944,649	7,743,390
Accrued interest receivable	2,218,003	2,032,413
Other assets	13,105,832	9,247,763
TOTAL ASSETS	$402,843,197	$414,520,614

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Deposits		
Noninterest-bearing	$41,338,954	$39,545,404
Interest-bearing	252,322,716	258,708,268
Total Deposits	$293,661,670	$298,253,672
Short-term borrowings	28,579,445	28,230,373
Accrued interest payable	1,426,938	1,265,875
Other liabilities	1,330,699	1,202,826
Long-term debt	27,802,069	35,015,216
Total Liabilities	$352,800,821	$363,967,962
Stockholders' Equity		
Common stock, no par value, authorized 640,000 shares; issued 119,053 and 120,038 shares, net of 2,477 shares of treasury stock in 2006 and 1,492 shares in 2005	$16,106,590	$16,975,172
Paid in capital	469,986	470,094
Retained earnings	33,500,531	33,191,504
Accumulated other comprehensive loss	(34,731)	(84,118)
Total Stockholders' Equity	$50,042,376	$50,552,652
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$402,843,197	$414,520,614

The accompanying notes are an integral part of these financial statements.

9

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,

	2006	2005	2004
Interest Income	$21,520,935	$19,405,904	$16,921,457
Loans including fees			
Investment securities:			
Taxable	464,213	286,473	179,675
Tax-exempt	1,992,604	2,052,247	2,025,429
Interest on federal funds sold	289,632	69,500	81,060
Other interest income	415,932	445,336	407,370
	$24,683,316	$22,259,460	$19,614,991
Interest Expense			
Deposits	$9,333,348	$6,659,753	$4,342,960
Short-term borrowings	1,499,933	795,340	368,509
Long-term debt	1,364,610	1,458,106	1,213,335
	$12,197,891	$8,913,199	$5,924,804
Net interest income	$12,485,425	$13,346,261	$13,690,187
Provision for Credit Losses	1,257,000	786,000	327,000
Net interest income after provision for credit losses	$11,228,425	$12,560,261	$13,363,187
Other Income			
Service fees and commissions	$1,036,583	$940,420	$945,362
Investment security losses	(59,486)	0	0
Loan sale gains	84,769	134,309	257,189
Bank owned life insurance	213,000	211,000	222,000
Other	344,233	281,718	309,710
	$1,619,099	$1,567,447	$1,734,261
Other Expense			
Salaries and employee benefits	$6,396,726	$6,615,689	$6,151,745
Occupancy expenses	1,510,244	1,365,939	1,203,438
Data processing expenses	1,024,490	731,992	644,461
Marketing expenses	148,163	256,717	262,427
Directors fees	156,415	234,800	228,110
Professional fees	359,738	223,698	241,108
Printing and supplies	180,328	212,703	221,002
Amortization of intangibles	209,292	212,881	214,230
Other operating expenses	837,782	1,107,474	882,904
	$10,823,178	$10,961,893	$10,049,425
Income before income taxes	$2,024,346	$3,165,815	$5,048,023
Income tax expense	9,394	579,941	1,190,103
NET INCOME	$2,014,952	$2,585,874	$3,857,920
EARNINGS PER COMMON SHARE	$16.87	$21.48	$31.86

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total
	Shares	Amount				
Balance, December 31, 2003	121,335	$18,106,238	$470,138	$30,046,866	($54,441)	$48,568,801
Comprehensive income						
Net income				3,857,920		3,857,920
Other comprehensive loss, net of tax						
Change in unrealized loss on						
securities available-for-sale					(11,890)	(11,890)
Total comprehensive income						$3,846,030
Cash dividend, $13.25 per share				(1,604,204)		(1,604,204)
Treasury stock sales	106	90,038	(44)			89,994
Treasury stock acquisitions	(602)	(517,389)				(517,389)
Balance, December 31, 2004	120,839	$17,678,887	$470,094	$32,300,582	($66,331)	$50,383,232
Comprehensive income						
Net income				2,585,874		2,585,874
Other comprehensive loss, net of tax						
Change in unrealized loss on						
securities available-for-sale					(17,787)	(17,787)
Total comprehensive income						$2,568,087
Cash dividend, $14.10 per share				(1,694,952)		(1,694,952)
Treasury stock sales	87	76,299				76,299
Treasury stock acquisitions	(888)	(780,014)				(780,014)
Balance, December 31, 2005	120,038	$16,975,172	$470,094	$33,191,504	($84,118)	$50,552,652
Comprehensive income						
Net income				2,014,952		2,014,952
Other comprehensive income, net of tax						
Change in unrealized loss on						
securities available-for-sale, net of					49,387	49,387
reclassification adjustment (1)						
Total comprehensive income						$2,064,339
Cash dividend, $14.30 per share				(1,705,925)		(1,705,925)
Treasury stock sales	245	215,218	(108)			215,110
Treasury stock acquisitions	(1,230)	(1,083,800)				(1,083,800)
BALANCE, DECEMBER 31, 2006	119,053	$16,106,590	$469,986	$33,500,531	($34,731)	$50,042,376

(1) Disclosure of reclassification amount:

Unrealized holding gains arising during the period	$13,320	
Plus: reclassification adjustment for losses included in net income, net of income tax	36,067	
Net unrealized gains on securities	$49,387	

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

	2006	2005	2004
Cash Flows from Operating Activities:			
Net income	$2,014,952	$2,585,874	$3,857,920
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Depreciation	882,308	747,337	653,625
Provision for credit losses	1,257,000	786,000	327,000
Amortization of intangibles	209,292	212,881	214,230
Gains on sales of loans	(84,769)	(134,309)	(257,189)
Loss on sale of assets	82,699	219,666	87,729
Amortization of bond premium	20,101	20,908	33,138
Accretion of bond discount	(179,104)	(167,444)	(147,645)
Loans originated for sale	(7,274,293)	(11,848,512)	(21,594,022)
Proceeds from sale of loans	7,695,612	11,339,900	21,616,408
Common stock dividends	0	(315,795)	(333,800)
Income from bank owned life insurance	(213,000)	(211,000)	(222,000)
Increase in interest receivable	(185,590)	(318,621)	(204,693)
Increase in interest payable	161,063	423,048	206,451
Other, net	(312,738)	(170,671)	(135,807)
Net Cash Provided by Operating Activities	$4,073,533	$3,169,262	$4,101,345
Cash Flows from Investing Activities:			
Maturities of held-to-maturity securities	$1,875,300	$1,970,000	$2,020,000
Maturities and sales of available-for-sale securities	8,193,706	10,980,274	5,285,735
Purchases of held-to-maturity securities	(640,000)	(375,000)	(3,927,837)
Purchases of available-for-sale securities	(10,762,682)	(13,019,965)	(2,380,000)
Purchases of AgriBank, FCB common stock	(45,000)	(45,000)	(45,000)
Money market mutual funds, net	(203,543)	(140,294)	184,504
Federal funds sold, net	(6,604,000)	8,979,000	(5,907,000)
Proceeds from sale of FHLB Common Stock	3,047,284	0	0
Proceeds from sale of foreclosed assets	1,538,415	1,177,800	513,360
Proceeds from sale of building	123,351	0	0
Net decrease (increase) in loans made to customers	12,307,867	(25,799,791)	(34,772,175)
Capital expenditures	(109,114)	(2,563,947)	(3,048,275)
Net Cash Provided (Used) by Investing Activities	$8,721,584	($18,836,923)	($42,076,688)
Cash Flows from Financing Activities:			
Net (decrease) increase in deposits	($4,592,002)	$9,496,057	$25,026,790
Purchase of treasury stock	(1,083,800)	(780,014)	(517,389)
Sale of treasury stock	215,110	76,299	89,994
Dividends paid	(1,706,995)	(1,658,316)	(1,546,935)
Debt proceeds	36,019,072	41,412,048	40,936,816
Debt repayments	(42,883,147)	(33,657,522)	(30,185,946)
Net Cash (Used) Provided by Financing Activities	($14,031,762)	$14,888,552	$33,803,330
Net decrease in cash and cash equivalents	($1,236,645)	($779,109)	($4,172,013)
Cash and cash equivalents, beginning	10,495,063	11,274,172	15,446,185
CASH AND CASH EQUIVALENTS, ENDING	$9,258,418	$10,495,063	$11,274,172
Noncash Investing Activities:			
Loans transferred to foreclosed properties	$5,006,576	$589,000	$610,609
Total (decrease) increase in unrealized loss on			
securities available-for-sale	($81,959)	$26,515	$19,609

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Denmark Bancshares, Inc. is a bank holding company as defined in the Bank Holding Company Act. As such, it exercises control over Denmark State Bank, Denmark Ag Credit Corporation and McDonald-Zeamer Insurance Agency, Inc. A majority of DBI's assets are held by Denmark State Bank.

Denmark State Bank, a wholly owned subsidiary of Denmark Bancshares, Inc., operates under a state bank charter, and provides full banking services to its customers. Denmark Investments Inc. is a wholly owned subsidiary of Denmark State Bank. DBI and its subsidiaries make agribusiness, commercial and residential loans to customers throughout the state, but primarily in eastern Wisconsin. DBI and its subsidiaries have a diversified loan portfolio, however, a substantial portion of their debtors' ability to honor their contract is dependent upon the agribusiness economic sector. The main loan and deposit accounts are fully disclosed in Notes 4 and 7. The significant risks associated with financial institutions include interest rate risk, credit risk, liquidity risk and concentration risk.

Basis of Consolidation

The consolidated financial statements include the accounts of Denmark Bancshares, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the financial statements include allowance for credit losses and accounting for the impairment of loans, which are discussed specifically in the following sections of this footnote.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts, federal funds purchased and sold, cash receipts and payments of loans and time deposits are reported net. For purposes of cash flow reporting, income taxes paid were $435,141, $880,947 and $1,051,854 and interest paid was $12,061,075, $8,505,002 and $5,735,119 for the years ended December 31, 2006, 2005 and 2004, respectively.

Investment Securities

Investment securities are designated as available-for-sale or held-to-maturity when purchased and remain in that classification until they are sold or mature. Debt and equity securities classified as available-for-sale are stated at estimated fair value, with unrealized gains and losses, net of any applicable deferred income taxes, reported as a separate component of stockholders' equity. Debt securities classified as held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Realized gains or losses on dispositions are recorded in other operating income on the settlement date, based on the net proceeds and the adjusted carrying amount of the securities sold using the specific identification method.

Loans

Loans are reported at the principal amount outstanding, net of the allowance for credit losses. Interest on loans is calculated and accrued by using the simple interest method on the daily balance of the principal amount outstanding. Loan-origination fees are credited to income when received and the related loan-origination costs are expensed as incurred. Capitalization of the fees net of the related costs would not have a material effect on the consolidated financial statements.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by ninety days or more with respect to interest or principal. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of the management, the loans are estimated to be fully collectible as to both principal and interest.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance. Interest income is recognized in the same manner described above for nonaccrual loans.

Allowance for Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes to be adequate to absorb losses inherent in existing loans, based on evaluations of the collectibility and prior loss experience of loans. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, leases and commitments, and current and anticipated economic conditions that may affect the borrowers' ability to pay.

Loans Held For Sale

Loans originated and intended for sale in the secondary market are carried at lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Other Real Estate Owned

Other real estate owned represents real estate of which DBI has taken control in partial or total satisfaction of loans. Other real estate owned is carried at the lower of cost or fair value, less estimated costs to sell. Losses at the time property is classified as other real estate owned are charged to the allowance for credit losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are charged to expense. Other real estate owned, which is included in other assets, totaled $3,788,100 and $342,845 at December 31, 2006 and 2005, respectively.

Other Investments

Other investments are carried at cost and consist primarily of Federal Home Loan Bank (FHLB) stock and AgriBank stock. Other investments are evaluated for impairment on an annual basis.

As a member of the FHLB, DSB is required to hold stock in the FHLB based on the anticipated amount of FHLB borrowings to be advanced. This stock is recorded at cost, which approximates fair value. Transfer of the stock is substantially restricted.

Premises and Equipment

Premises and equipment owned are stated at cost less accumulated depreciation which is computed principally on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the assets are forty years for buildings, fifteen years for leasehold improvements and three to seven years for furniture and equipment.

Intangible Assets

Other intangibles, which include primarily core deposit intangibles, are amortized on a straight-line basis generally over a period of up to 15 years. Annually management reviews the intangible assets for impairment. Other intangibles are included in Other Assets.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method the net deferred income taxes are provided for timing differences between items of income or expense reported in the consolidated financial statements and those reported for income tax purposes.

Treasury Stock

Treasury stock consists of 2,477 and 1,492 shares, at a cost of $2,067,386 and $1,198,804 as of December 31, 2006 and 2005, respectively and is netted against common stock on the consolidated statement of financial condition.

Earnings per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during each year. DBI does not have any stock based compensation plans, therefore basic and diluted earnings per share are presented as one number. The number of shares used in computing basic earnings per share is 119,429, 120,387 and 121,100 for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes*. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. DBI has determined that the adoption of FIN 48 in 2007 will not have a material impact on its financial statements.

NOTE 2 – CASH RESTRICTIONS

DSB is required to maintain non-interest-bearing deposits on hand or with the Federal Reserve Bank. Required reserves of $1,077,000 and $1,133,000 as of December 31, 2006 and 2005, respectively, were satisfied by currency and coin holdings.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale were as follows:

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government agencies	$10,364,395	$3,789	($39,884)	$10,328,300
Mortgage-backed securities	469,434	0	(10,155)	459,279
State and local governments	1,821,604	197	(7,904)	1,813,897
Corporate debt securities	1,010,000	0	0	$1,010,000
	$13,665,433	$3,986	($57,943)	$13,611,476

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government agencies	$1,700,000	$0	($3,850)	$1,696,150
Mortgage-backed securities	4,880,182	3,993	(111,969)	4,772,206
State and local governments	4,572,398	296	(24,386)	4,548,308
	$11,152,580	$4,289	($140,205)	$11,016,664

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$37,473,611	$1,695,957	$0	$39,169,568

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$38,553,270	$1,856,408	($689)	$40,408,989

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amortized cost and estimated fair values of securities at December 31, 2006, by maturity were as follows:

| | Securities Available-for-Sale | | Securities Held-to-Maturity | |
| | Amortized | Estimated Fair | Amortized | Estimated Fair |
Amounts Maturing	Cost	Value	Cost	Value
Within one year	$5,057,717	$5,046,204	$2,122,257	$2,136,550
From one through five years	380,000	379,772	8,444,532	8,863,473
From five through ten years	704,198	703,100	9,868,692	10,306,102
After ten years	7,523,518	7,482,400	17,038,130	17,863,443
	$13,665,433	$13,611,476	$37,473,611	$39,169,568

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Certain state and local governments securities are allocated according to their put date. Fair values of securities are estimated based on financial models or prices paid for similar securities. It is possible interest rates could change considerably resulting in a material change in the estimated fair value.

During 2006 available-for-sale mortgage-backed securities were sold for total proceeds of $2,177,904. Gross realized losses totaled $59,486. No securities were sold during 2005 and 2004. Information pertaining to securities with gross unrealized losses at the end of the last two years, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

| December 31, 2006 | Less Than Twelve Months | | Over Twelve Months | |
| | Gross Unrealized | Estimated Fair | Gross Unrealized | Estimated Fair |
Securities Available for Sale	Losses	Value	Losses	Value
U.S. Government agencies	$39,884	$8,460,372	$0	$0
Mortgage-backed securities	0	0	10,155	459,279
State and local governments	7,904	1,563,700	0	0
Total securities available for sale	$47,788	$10,024,072	$10,155	$459,279

| December 31, 2005 | Less Than Twelve Months | | Over Twelve Months | |
| | Gross Unrealized | Estimated Fair | Gross Unrealized | Estimated Fair |
Securities Available for Sale	Losses	Value	Losses	Value
U.S. Government agencies	$3,850	$696,150	$0	$0
Mortgage-backed securities	3,953	984,052	108,016	587,050
State and local governments	24,386	3,454,083	0	0
Total securities available for sale	$32,189	$5,134,285	$108,016	$587,050
Securities Held to Maturity				
State and local governments	$689	$374,311	$0	$0
Total securities held to maturity	$689	$374,311	$0	$0

At December 31, 2006, fifteen debt securities have unrealized losses with aggregate depreciation of 1% from DSB's amortized cost basis. These unrealized losses relate principally to the increase in interest rates and are not due to changes in the financial condition of the issuer. In analyzing an issuer's financial condition, management considers whether the securities are issued by a government body or agency, whether a rating agency has downgraded the securities, and industry analysts' reports. Since management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

Investments in securities issued by the Federal Home Loan Mortgage Corporation with an amortized cost totaling $5,690,973 represents a significant concentration of investments (greater than 10 percent of stockholders' equity) in any individual security issuer.

Investment securities with an amortized cost of $442,078 and $65,161 and estimated fair value of $432,124 and $65,373, at December 31, 2006 and 2005, respectively were pledged to secure public deposits and for other purposes required or permitted by law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LOANS

Major categories of loans included in the loan portfolio are as follows:

	December 31,	
	2006	2005
Real estate:		
Residential	$98,318,822	$110,666,301
Commercial	60,496,518	63,211,379
Agricultural	39,857,656	34,979,648
Construction	27,621,381	29,158,731
	$226,294,377	$238,016,059
Commercial	$35,826,439	$39,766,055
Agricultural	34,782,844	36,260,702
Consumer installment	8,040,355	10,022,202
Unsecured loans	1,087,294	1,006,354
Total loans receivable	$306,031,309	$325,071,372
Allowance for credit losses	(5,731,674)	(6,400,480)
NET LOANS RECEIVABLE	$300,299,635	$318,670,892

Nonaccrual loans totaled $8,000,306 and $7,587,804 at December 31, 2006 and 2005, respectively. There were no loans past-due ninety days or more and still accruing. The reduction in interest income associated with nonaccrual loans is as follows:

	Year Ended December 31,		
	2006	2005	2004
Income in accordance with			
original loan terms	$901,145	$584,617	$519,998
Income recognized	(592,799)	(421,415)	(416,746)
REDUCTION IN INTEREST INCOME	$308,346	$163,202	$103,252

Information concerning the Company's investment in impaired loans is as follows:

	Year Ended December 31,		
	2006	2005	2004
Total investment in impaired loans	$7,360,713	$3,785,842	$2,987,197
Loans requiring a related allowance	7,360,713	3,785,842	2,987,197
Related allowance	(367,358)	(684,110)	(576,713)
Average investment in impaired loans during the year	9,633,245	4,578,580	3,694,020
Interest income recognized on a cash basis	530,510	205,417	209,181

Changes in the allowance for credit losses were as follows:

	Year Ended December 31,		
	2006	2005	2004
Balance - beginning of year	$6,400,480	$5,820,150	$5,528,917
Charge-offs	(2,016,001)	(336,275)	(227,430)
Recoveries	90,195	130,605	191,663
Provision charged to operations	1,257,000	786,000	327,000
BALANCE - END OF YEAR	$5,731,674	$6,400,480	$5,820,150

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2006	2005
Land	$1,080,548	$1,102,848
Buildings and improvements	9,270,694	9,398,465
Furniture and fixtures	5,165,555	5,077,140
	$15,516,797	$15,578,453
Less: Accumulated depreciation	(6,233,017)	(5,397,823)
NET	$9,283,780	$10,180,630

NOTE 6 - INTANGIBLE ASSETS

The gross carrying amount, accumulated amortization and net book value of intangible assets were as follows:

	December 31,	
	2006	2005
Gross carrying amount	$3,297,784	$3,297,784
Less: Accumulated amortization	(2,124,065)	(1,914,774)
NET BOOK VALUE	$1,173,719	$1,383,010

For the next five years intangible assets will be amortized $192,391 annually.

NOTE 7 - INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following:

	December 31,	
	2006	2005
NOW accounts	$16,115,166	$16,982,984
Savings accounts	17,722,281	19,792,315
Money market accounts	82,722,399	67,059,538
Time deposit accounts	135,762,870	154,873,431
TOTAL	$252,322,716	$258,708,268

The following table shows the maturity distribution of time deposit accounts:

	December 31,	
(In thousands)	2006	2005
Within one year	$92,192	$104,951
One to two years	24,436	26,338
Two to three years	9,020	7,213
Three to four years	7,830	9,937
Over four years	2,285	6,434
TOTAL	$135,763	$154,873

Time deposit accounts issued in amounts of $100,000 or more totaled $36,942,133 and $44,807,386 at December 31, 2006 and 2005, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – SHORT-TERM BORROWINGS

Short-term borrowings included notes payable of $28,579,445 and $28,230,373 at December 31, 2006 and 2005, respectively. Notes payable are secured by Denmark State Bank and Denmark Ag Credit Corporation stock and agricultural loans with a carrying value of $30,518,225 and $31,585,689 as of December 31, 2006 and 2005, respectively. The pledged notes also secure long-term debt. Notes payable have fixed and variable interest rates ranging from 5.68% to 7.37% at December 31, 2006. As of December 31, 2006, DBI had $40,128,555 of unused lines of credit with banks to be drawn upon as needed.

NOTE 9 - LONG-TERM DEBT

Long-term debt consisted of the following:

	For the Years Ended December 31,			
	2006		2005	
Federal Home Loan Bank:	Rates	Amount	Rates	Amount
Fixed rate advances	3.59%-5.42%	$22,500,000	3.59% - 4.52%	$20,000,000
Callable fixed rate advances	4.68%	5,000,000	4.80% - 5.05%	14,000,000
Agribank, FCB:				
Fixed rate advances	4.66%	250,000	2.94% - 4.57%	955,000
Other:				
Fixed rate advance	8%	52,069	8%	60,216
TOTAL		$27,802,069		$35,015,216

The following is a summary of scheduled maturities of borrowed funds as of December 31, 2006:

	Weighted Average Rate	Amount
2007	3.73%	10,008,823
2008	5.43%	2,509,555
2009	3.80%	7,010,348
2010	4.54%	3,261,207
2011	8.00%	12,136
Thereafter	4.68%	5,000,000
TOTAL		$27,802,069

The notes payable to Federal Home Loan Bank of Chicago are secured by residential mortgages with a carrying amount of $76,729,390 and $82,769,095 as of December 31, 2006 and 2005, respectively. AgriBank, FCB notes payable are secured by agricultural loans with a carrying value of $30,518,225 and $31,585,689 as of December 31, 2006 and 2005, respectively. The pledged notes also secure short-term borrowings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - INCOME TAXES

The provision for income taxes in the consolidated statement of income is as follows:

(In thousands)		2006	2005	2004
Current:	Federal	$346	$745	$773
	State	(19)	106	301
		$327	$851	$1,074
Deferred:	Federal	($334)	($266)	$153
	State	16	(5)	(37)
		($318)	($271)	$116
TOTAL PROVISION FOR INCOME TAXES		$9	$580	$1,190

Applicable income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate for the reasons noted in the table below:

	2006		2005		2004	
(In thousands)	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$685	34%	$1,076	34%	$1,716	34%
Increase (decrease) in tax resulting from:						
Tax-exempt income	(608)	(30)	(546)	(17)	(651)	(13)
State income tax, net of federal tax benefit	2	0	67	2	174	4
Bank owned life insurance	(72)	(3)	(72)	(2)	(75)	(2)
Other, net	2	0	55	1	26	1
APPLICABLE INCOME TAXES	$9	1%	$580	18%	$1,190	24%

Other assets in the accompanying statements of financial condition include the following amounts of deferred tax assets and deferred tax liabilities:

	2006	2005
(In thousands)		
Deferred tax assets:		
Allowance for credit losses	$1,907	$2,286
Unrealized losses on available-for-sale securities	19	52
State tax net operating loss carryforward	258	231
Interest receivable on nonaccrual loans	164	104
Alternative Minimum Tax	468	90
Other	77	59
Gross deferred tax assets	$2,893	$2,822
Valuation allowance	(258)	(231)
Total deferred tax assets	$2,635	$2,591
Deferred tax liabilities:		
Accumulated depreciation on fixed assets	$299	$274
State income taxes	116	121
Stock dividends received	395	662
Other	15	10
Total deferred tax liabilities	$825	$1,067
NET DEFERRED TAX ASSET	$1,810	$1,524

DBI has state net operating loss carryforwards of approximately $3,342,000. Portions of DBI's net operating losses have been expiring since 2000. DBI has an AMT credit carryforward of approximately $468,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EMPLOYEE BENEFIT PLAN

DBI has a 401(k) profit sharing and retirement savings plan. The plan essentially covers all employees who have been employed over one-half year, and are at least twenty and one-half years old. Provisions of the 401(k) profit sharing plan provide for the following:

§ DBI will contribute 50% of each employee contribution up to a maximum DBI contribution of 2%. Employee contributions above 4% do not receive any matching contribution.

§ DBI may elect to make contributions out of profits. These profit sharing contributions are allocated to the eligible participants based on their salary as a percentage of total participating salaries. The contribution percentage was 8% for 2006, 2005 and 2004.

DBI provides no post retirement benefits to employees except for the 401(k) profit sharing and retirement savings plan discussed above which are currently funded. DBI expensed contributions of $412,767, $417,756 and $418,054 for the years 2006, 2005 and 2004, respectively.

NOTE 12 – COMMITMENTS AND CREDIT RISK

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

(In thousands)	Contract or Notional Amount December 31, 2006	Secured Portion
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$27,416	$18,637
Standby letters of credit and financial guarantees written	1,716	1,716

The exposure of DBI and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. DBI and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. DBI and its subsidiaries require collateral or other security to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2006, variable rate commitments totaled $8,573,000.

Standby letters of credit are conditional commitments issued by DSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, DSB honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

DBI maintains deposits at other financial institutions. These deposits are insured by the Federal Deposit Insurance Corporation up to $100,000. The balance in excess of the insured amount as of December 31, 2006, was approximately $981,000. Federal funds sold to correspondent banks are not insured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - RELATED PARTY TRANSACTIONS

At December 31, 2006 and 2005 certain DBI subsidiary executive officers, directors and companies in which they have a ten percent or more beneficial interest, were indebted to DBI and its subsidiaries in the amounts shown below. All such loans were made in the ordinary course of business and at rates and terms similar to those granted other borrowers.

	12/31/2005			12/31/2006
(In thousands)	Beginning Balance	New Loans	Payments	Ending Balance
Aggregate related party loans	$4,398	$776	($565)	$4,609

Deposit balances with DBI's executive officers, directors and affiliated companies in which they are principal owners were $1,958,242 and $2,066,790 at December 31, 2006 and 2005, respectively.

NOTE 14 - PARENT COMPANY ONLY INFORMATION

Following, in a condensed form, are parent company only statements of financial condition, statements of income and cash flows of Denmark Bancshares, Inc. The financial information contained in this footnote is to be read in association with the preceding accompanying notes to the consolidated financial statements.

DENMARK BANCSHARES, INC.

Statements of Financial Condition

	December 31,	
(In thousands)	2006	2005
Assets		
Cash in banks	$1,093	$1,451
Investment		
Banking subsidiary	35,574	34,782
Nonbanking subsidiaries	8,055	7,448
Fixed assets (net of depreciation		
of $3,091 and $2,684, respectively)	8,268	8,825
Other assets	178	141
TOTAL ASSETS	$53,168	$52,647
Liabilities		
Accrued expenses	$148	$132
Dividends payable	851	852
Other liabilities	127	110
Note payable - unrelated bank	2,000	1,000
Total Liabilities	$3,126	$2,094
Stockholders' Equity		
Common stock	$16,107	$16,975
Paid-in capital	470	470
Retained earnings	33,500	33,192
Accumulated other comprehensive loss	(35)	(84)
Total Stockholders' Equity	$50,042	$50,553
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$53,168	$52,647

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DENMARK BANCSHARES, INC.
Statements of Income

(In thousands)	For the Years Ended December 31,		
	2006	2005	2004
Income			
Interest income from loans	$0	$0	$2
Other interest income	18	22	21
Dividend income from banking subsidiary	998	2,000	1,500
Dividend income from nonbanking subsidiary	0	1,001	0
Rental income from banking subsidiary	632	560	416
Rental income from nonbanking subsidiary	9	9	9
Total Income	$1,657	$3,592	$1,948
Expenses			
Management fees to banking subsidiary	$198	$186	$174
Interest expense	78	1	0
Provision for credit losses	0	0	(3)
Depreciation	433	289	249
Other operating expenses	437	563	359
Total Expenses	$1,146	$1,039	$779
Income before income taxes and undistributed income of subsidiaries	$511	$2,553	$1,169
Income tax benefit	(155)	(139)	(108)
Income before Undistributed Income of Subsidiaries	$666	$2,692	$1,277
Equity in Undistributed Income of Subsidiaries			
Banking subsidiary	742	251	1,892
Nonbank subsidiaries	607	(357)	689
NET INCOME	$2,015	$2,586	$3,858

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DENMARK BANCSHARES, INC.

Statements of Cash Flows

	For the Years Ended December 31,		
(In thousands)	2006	2005	2004
Cash Flows from Operating Activities:			
Net Income	$2,015	$2,586	$3,858
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Depreciation	433	289	249
Equity (earnings) of banking subsidiary	(1,740)	(2,251)	(3,392)
Equity (earnings) of nonbanking subsidiaries	(607)	(644)	(689)
Dividend from banking subsidiary	998	2,000	1,500
Dividend from nonbanking subsidiary	0	1,001	0
Loss on sale of assets	1	0	0
Decrease (increase) in other assets	(38)	145	(18)
Increase (decrease) in other liabilities	33	37	230
Net Cash Provided by Operating Activities	$1,095	$3,163	$1,738
Cash Flows from Investing Activities:			
Capital expenditures	$0	($1,850)	($3,051)
Proceeds from sale of assets	123	0	0
Net decrease in real estate loans	0	0	68
Net Cash Provided (Used) by Investing Activities	$123	($1,850)	($2,983)
Cash Flows from Financing Activities:			
Debt proceeds	$1,000	$1,000	$0
Treasury stock proceeds	215	76	90
Treasury stock purchases	(1,084)	(780)	(517)
Dividends paid	(1,707)	(1,658)	(1,547)
Net Cash Used by Financing Activities	($1,576)	($1,362)	($1,974)
Net (Decrease) Increase in Cash	($358)	($49)	($3,219)
Cash, beginning	1,451	1,500	4,719
CASH, ENDING	$1,093	$1,451	$1,500
Supplemental Disclosure:			
Income taxes received	($107)	($59)	($297)

NOTE 15 - EMPLOYEE STOCK PURCHASE PLAN

In December of 1998, DBI adopted an Employee Stock Purchase Plan. All DBI employees, except executive officers and members of the board of directors, are afforded the right to purchase a maximum number of shares set from time to time by the board of directors. Rights granted must be exercised during a one-month purchase period prescribed by the board. Rights are exercised at fair market value. In 2006, 500 rights were granted and of those 95 shares were purchased. In 2005, 279 rights were granted and of those 87 shares were purchased.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Federal Funds Sold - For cash and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities - For securities held for investment purposes and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable - The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Loans Held For Sale - Fair value is based on commitments from investors or prevailing market prices.

Other Investments - For other investments, the carrying amount is a reasonable estimate of fair value.

Bank Owned Life Insurance – The carrying amount of bank owned life insurance approximates fair value.

Deposit Liabilities - The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings - Rates currently available to DSB for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written - The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is not material.

	For the Years Ended December 31,			
	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In thousands)				
Financial Assets				
Cash and federal funds sold	$21,002	$21,002	$15,635	$15,635
Investment securities	51,085	52,781	49,570	51,426
Loans	306,031	304,545	325,071	322,688
Loans held for sale	904	904	1,440	1,440
Less: Allowance for credit losses	(5,732)	-	(6,400)	-
Bank owned life insurance	5,776	5,776	5,563	5,563
Other investments, at cost	4,945	4,945	7,743	7,743
TOTAL	$384,011	$389,953	$398,622	$404,495
Financial Liabilities				
Deposits	$293,662	$293,866	$298,254	$297,794
Borrowings	56,381	56,468	63,246	62,074
TOTAL	$350,043	$350,334	$361,500	$359,868

NOTE 17 - REGULATORY MATTERS

DBI and DSB are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on DBI's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, DBI must meet specific capital guidelines that involve quantitative measures of DBI's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. DBI's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require DBI and DSB to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006, that DBI and DSB meet all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the Federal Deposit Insurance Corporation categorized DSB as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized DSB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.

The Company's actual capital amounts and ratios are also presented in the table below:

	Amount		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provision:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:						
Denmark Bancshares, Inc.						
Total Capital (to Risk-Weighted Assets)	$52,898,009	16.6%	$25,426,607	≥8.0%	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	$48,903,388	15.4%	$12,713,304	≥4.0%	N/A	N/A
Tier 1 Capital (to Average Assets)*	$48,903,388	12.5%	$15,661,669	≥4.0%	N/A	N/A
Denmark State Bank						
Total Capital (to Risk-Weighted Assets)	$37,989,394	13.8%	$21,986,858	≥8.0%	$27,483,573	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$34,534,580	12.6%	$10,993,429	≥4.0%	$16,490,144	≥6.0%
Tier 1 Capital (to Average Assets)*	$34,534,580	9.9%	$13,959,812	≥4.0%	$17,449,765	≥5.0%
As of December 31, 2005:						
Denmark Bancshares, Inc.						
Total Capital (to Risk-Weighted Assets)	$53,420,978	16.1%	$26,491,540	≥8.0%	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	$49,253,759	14.9%	$13,245,770	≥4.0%	N/A	N/A
Tier 1 Capital (to Average Assets)*	$49,253,759	12.2%	$16,197,210	≥4.0%	N/A	N/A
Denmark State Bank						
Total Capital (to Risk-Weighted Assets)	$37,213,195	13.0%	$22,959,113	≥8.0%	$28,698,891	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$33,599,567	11.7%	$11,479,557	≥4.0%	$17,219,335	≥6.0%
Tier 1 Capital (to Average Assets)*	$33,599,567	9.3%	$14,463,580	≥4.0%	$18,079,475	≥5.0%

*Average assets are based on the most recent quarter's adjusted average total assets.

Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division.

NOTE 18 – SUBSEQUENT

On January 2, 2007, the McDonald-Zeamer Insurance Agency, Inc. entered into an agreement to sell the insurance book of business and some office equipment to Associates Insurance Agency, Ltd. for $500,000. The transaction closed on January 5, 2007. As part of the agreement, McDonald-Zeamer Insurance, Inc. shall not engage in the insurance business for a period of three years.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations of Denmark Bancshares, Inc. and its subsidiaries ("DBI"), is intended as a review of significant factors affecting DBI's consolidated results of operations during the three-year period ended December 31, 2006, and DBI's consolidated financial condition at the end of each year of the two-year period ended December 31, 2006. This discussion should be read in conjunction with the "CONSOLIDATED FINANCIAL STATEMENTS" including the accompanying notes, and the "SELECTED FINANCIAL DATA" presented elsewhere in this report. DBI's subsidiaries are the Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the adequacy of the allowance for loan and lease losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Management's expectations. The following factors which, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effects on DBI's future operating results. When relying on forward-looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

Critical Accounting Policies

The accounting and reporting policies of DBI are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available at the date of the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

Management believes that DBI's critical accounting policies are those relating to the allowance for loan and lease losses and intangible assets.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses ("ALLL") is an estimate of the losses that may be sustained in the loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued when it is probable that DBI will not collect all principal and interest payments according to the loan's or lease's contractual terms. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 - "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions" (the "FFIEC Policy Statement").

DSB's and DACC's boards of directors have approved policies to provide management with a systematic methodology to determine an adequate allowance for loan and lease losses. This methodology includes a systematic loan grading system that requires quarterly reviews, identification of loans to be evaluated on an individual basis for impairment, results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies as an integral part of their examination process, consideration of current trends and volume of total nonperforming, past-due, nonaccrual and potential problem loans, and consideration of national and local economic trends and industry conditions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In applying the methodology, nonaccrual loans, restructured loans and potential problem loans (other than loans secured by 1-to-4 family residential properties, loans secured by consumer personal property and unsecured loans), above a certain size, are reviewed to determine if they are impaired. Impaired loans are individually analyzed and an allowance amount is calculated for each one of these loans, based on the estimated fair value of collateral, in conjunction with FAS 114. Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so that each segment of loans will have similar risk factors: 1) residential real estate, 2) agricultural real estate, 3) commercial real estate, 4) agricultural, 5) commercial, 6) consumer installment, and 7) other. In addition, based on internal reviews and external reviews performed by regulatory authorities, DSB and DACC further segregate loans that are not impaired by loan risk classification within each type of loan based on an assessment of risk for a particular loan. The applicable risk classifications are "special mention" and "substandard". A "substandard" loan is a loan that is inadequately protected by the current sound worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected. Loans classified "special mention" are one step above substandard; these loans contain some weakness which if not corrected or improved upon could lead to further deterioration and a lower rating. Risk factor percentages are applied to the identified segments of each of the nonclassified and classified portions of the portfolios to calculate an allowance in conjunction with FAS 5. These risk factor percentages are based on historical loan loss experience adjusted for current economic conditions and trends and internal loan quality trends.

The foregoing calculations in accordance with FAS 114 and FAS 5 are used to confirm the adequacy and appropriateness of the ALLL as developed through provisions for credit losses charged to expense, recognizing that the ALLL represents an aggregation of judgments and estimates by management. Such calculations also influence the amount of future provisions for credit losses charged to expense, pending reapplication of the described systematic methodology.

Management evaluates the appropriateness of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is adequate as of December 31, 2006.

Intangible Assets

DBI has a core deposit intangible asset that was originated in connection with DSB's expansion through an acquisition of an established branch operation in 1997. The acquisition did not meet the definition of a business combination in accordance with Statement No. 141. As such, DBI continues to amortize the intangible asset related to the acquisition over a period of fifteen years. Annually DBI reviews the intangible assets for impairment and records an impairment charge, if any, to earnings.

Glossary of Loan Terms

Impaired Loan - A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance.

Nonaccrual Loan - DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of the management, the loans are estimated to be fully collectible as to both principal and interest.

Non-Performing Assets - Non-performing assets include nonaccrual loans as defined above and real and personal properties acquired in satisfaction of debts previously owed.

Past Due Accruing Loans - A loan on which all or part of a scheduled payment is delinquent by more than 30 days but less than 90 days past due, except loans that are considered nonaccrual.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Potential Problem Loans - Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny.

Restructured Loans - Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in the payment schedule, the amortization term, the interest rate, or a combination of these.

Risk Rating – Risk rating, which is also sometimes referred to as loan grading, is the credit quality grade assigned to each loan. Loans are assigned a risk rating upon origination. Lenders and credit review analysts conduct periodic reviews and evaluations and make adjustments to the assigned grades when appropriate. The range of categories from the best quality to worst is as follows: highest quality, solid quality, some weakness, inherent industry weakness, special mention, substandard, doubtful and loss. Impaired loans are generally assigned a substandard risk grade.

Special Mention Loans - Loans classified "special mention" are one step above substandard loans as described below. These loans contain some weakness, which if not corrected or improved upon could lead to further deterioration and a lower rating.

Substandard - A "substandard" loan is a loan that is inadequately protected by the current sound worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

OVERVIEW

DBI recorded unsatisfactory earnings for the second consecutive year. Net income for the year ended December 31, 2006, was $2.0 million, or 22% lower than 2005 earnings.

The primary factors in the decrease in net income were a substantial decline in net interest income and a significant increase in the provision for credit losses. Net interest income after the provision for credit losses was $11.2 million, a decrease of $1.3 million or 11% lower than 2005.

DBI's profitability is largely dependent on the loan portfolio. Interest income and fees on loans totaling $21.5 million in 2006 represents 82% of gross revenues. Average loans outstanding increased by $2 million during 2006, however total loans outstanding at December 31, 2006, were $20 million lower than the previous year-end. DBI experienced significant credit quality problems during 2006. Net charge-offs on loans were $1,925,806 during the year compared to $205,670 one year earlier. The provision for loan and lease losses during 2006 was $1,257,000 compared to $786,000 one year earlier. DBI transferred $5 million of loans to acquired properties. At year-end DBI owned twenty-eight properties valued at approximately $4 million. The lending staff devoted a substantial amount of time to credit collection efforts and consequently new loan originations suffered.

Management attributes some of the credit quality issues encountered during 2006 to inadequate supervision of residential construction lending including a failure to obtain lien waivers, lack of timely inspections of construction progress before funds were disbursed and inadequate initial down payment by the developers. These credit underwriting deficiencies combined with higher interest rates and a softening housing market resulted in numerous delinquencies and subsequent foreclosure proceedings.

The Board of Directors of DSB approved a revised Loan Policy in February 2006, and reorganized the Loan Committee. The revisions include an expansion of the Loan Committee membership and more frequent meetings of the Loan Committee. Improving the credit quality of the loan portfolio and reducing the level of nonperforming assets remains a priority for 2007.

Net interest income was $12,485,425 for 2006 compared to $13,346,261 and $13,690,187 during 2005 and 2004, respectively. A decline in the net interest spread from 3.42% during 2005 to 2.98% during 2006 was the primary reason for the reduction in net interest income for 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The interest rate environment during the last three years has been a challenging one in DBI's attempt to maintain net interest spread. The Federal Open Market Committee has raised short-term rates seventeen times between June 30, 2004, and June 29, 2006. The prime rate of interest has jumped from 4.0% to 8.25% over this time span. DBI has less than 3% of total loans in variable rate loans tied to an index. DBI offers a market-indexed money market account to depositors in order to compete with money market mutual funds. During 2006, money market accounts averaged $75 million and the cost of funds for money market accounts was 4.03% compared to 2.43% during 2005. During the last two years the rates on long-term mortgages have risen approximately 100 basis points compared to the prime rate increase of 425 basis points. DBI has $98.3 million in loans secured by residential real estate at year-end compared to $110.7 million at December 31, 2005. Pricing the renewing one, three and five-year balloon residential loans substantially above prevailing long-term rates would likely lead to refinancing and a reduction in DBI's loan portfolio.

The Board of Directors of DSB revised the Asset Liability Funds Management Policy in February 2006 and restructured the Asset Liability Committee in an effort to improve DBI's net interest income. The restructuring includes the addition of responsibilities and changes in procedures and personnel. DSB has also contracted with a third party to provide a more sophisticated asset/liability modeling system and assistance with interest rate pricing and strategy development.

Total noninterest expense for 2006 was $10,823,178, a decrease of $138,715 or 1% lower than 2005. During 2006, occupancy expenses increased by $144,305 or 11% higher than 2005. The higher occupancy expenses are primarily the result of the new Maribel office building, which was completed in 2005. The capital improvements in recent years have contributed to higher overhead costs and consequently a higher efficiency ratio. DBI measures how efficiently it is generating net income by comparing its spending on noninterest overhead expenses to its operating income (the resulting computation is called the efficiency ratio). A lower ratio indicates better efficiency. The efficiency ratio was 71% for 2006, compared to 69% and 61% for the years ended 2005 and 2004, respectively. In order to improve efficiencies, the lease on the Wrightstown East office was not renewed as of January 2007. The branch customers were consolidated with the Wrightstown West office. Management anticipates that it will be able to effectively meet the needs of the Wrightstown area from one location. The other significant items of noninterest expenses are discussed on the following pages.

DBI continues to maintain a strong capital position in relation to its peers. DBI's leverage ratio (core capital as a percent of average assets) at year-end was 12.5% compared to 9.9% for peer bank holding companies. Core capital as a percent of risk-based assets was 15.4% compared to the peer group average of 13.0%. The peer group data was obtained from the Federal Reserve's Bank Holding Company Performance Report as of September 30, 2006, and consists of 143 bank holding companies with total assets less than $500 million.

DBI's loan portfolio contains almost $226 million or 74% of total loans secured by real estate. Real estate values have risen steadily in most of our market area in the last few years. A significant decline in real estate values throughout our market area could cause some loans to be under collateralized.

DBI has a niche in agricultural lending its market area. The agricultural loan portfolio (including loans secured by farmland) was almost $75 million at year-end and represents 24% of total loans. The agricultural economy experiences cyclical fluctuations. Dairy farmers experienced a decline in profitability in 2006 as a result of lower milk prices and higher expenses primarily as a result of higher oil prices and higher interest rates. Farm balance sheets were boosted by rising real estate values offsetting the decline in profitability. This followed two very good years for Wisconsin dairy farmers. DBI experienced no charge-offs during 2006 on the agricultural portfolio and a low level of past due loans. Past due agricultural loans (including nonaccrual loans) totaled $109,038 at year-end compared to $493,227 as of December 31, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The following table sets forth certain items of income and expense as well as period-to-period percentage increases (decreases) for DBI on a consolidated basis during the most recent three fiscal years:

				Percent Increase (Decrease)	
	2006	2005	2004	2006/05	2005/04
(In thousands)					
Interest income	$24,683	$22,259	$19,615	11%	14%
Interest expense	12,198	8,913	5,925	37	50
Net interest income	12,485	13,346	13,690	(6)	(3)
Provision for credit losses	1,257	786	327	60	140
Noninterest income	1,619	1,567	1,734	3	(10)
Noninterest expense	10,823	10,962	10,049	(1)	9
Net income	2,015	2,586	3,858	(22)	(33)

Earnings Performance Summary

DBI recorded net income of $2,014,952 in 2006. This represents a decrease of $570,922 or 22% compared to 2005 earnings. The decrease in net income is primarily attributable to a decrease in net interest income and an increase in the provision for credit losses. Net interest income decreased by $860,836 primarily as a result of a lower net interest rate spread. The provision for credit losses increased by $471,000 during 2006 compared to 2005. These items more than offset a decrease of $570,547 in the provision for income taxes, lower noninterest expenses which decreased by $138,715 and higher noninterest income which increased by $51,652.

Net income during 2005 decreased $1,272,046 or 33% compared to 2004 earnings. The decrease in net income in 2005 was primarily attributable to increases in noninterest expenses and the provision for credit losses and decreases in net interest income and noninterest income.   Noninterest expenses increased by $912,468 primarily as a result of increases in salaries and employee benefits which increased by $463,944 and occupancy expenses, which increased by $162,501. The provision for credit losses increased by $459,000 during 2005 compared to 2004. Net interest income decreased by $343,926 primarily as a result of a lower net interest rate spread. Noninterest income decreased by $166,814 primarily as a result of lower gains from the sales of loans, which fell by $122,880 in 2005.   These items more than offset a decrease of $610,162 in the provision for income taxes.

On a per share basis, net income was $16.87 in 2006 compared with $21.48 in 2005 and $31.86 in 2004. Return on average assets for DBI was 0.50% in 2006 compared to 0.65% in 2005 and 1.05% in 2004. Return on average equity in 2006 was 4.0% compared to 5.1% and 7.8% in 2005 and 2004, respectively.

Income Taxes

For the years ended December 31, 2006, 2005 and 2004, DBI recorded combined federal and state income tax provisions of $9,394, $579,941 and $1,190,103. These provisions reflect effective income tax rates of 1%, 18% and 24%, in 2006, 2005 and 2004, respectively, which are less than DBI's combined statutory tax rate of 39%. The lower effective income tax rates are primarily attributable to non-taxable interest income earned on state and local government investment securities in relation to pre-tax income.

The Internal Revenue Service completed an audit of DBI's 2002 and 2003 tax returns during the third quarter of 2005. As a result of the audit DBI paid $111,170 in additional income taxes for the years audited. The additional tax payment was reflected in the 2005 provision for income tax expense. The IRS has been auditing a number of Wisconsin banks primarily disputing the calculation of the amount of interest expense that is nondeductible based on holding tax-exempt securities in Nevada subsidiaries. DBI disagrees with the position of the IRS but has paid the tax and reserves the right to file a refund claim should a bank be successful on this issue in U.S. Tax Court.

MANAGEMENT'S DISCUSSION AND ANALYSIS

DBI's consolidated average statements of financial condition, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are:

(In thousands)	2006			2005			2004		
	Average Daily Balance	Income and Expense	Average Yield or Rate	Average Daily Balance	Income and Expense	Average Yield or Rate	Average Daily Balance	Income and Expense	Average Yield or Rate
ASSETS									
Interest-earning assets:									
Loans (1) (2)	$314,411	$21,541	6.85%	$312,532	$19,421	6.21%	$282,000	$16,935	6.01%
Investment securities: (3)									
Taxable securities	10,924	464	4.25%	9,280	286	3.08%	10,038	188	1.87%
Nontaxable securities (2)	37,972	3,019	7.95%	39,769	3,109	7.82%	38,432	3,069	7.99%
Federal funds sold	5,835	290	4.97%	2,478	70	2.82%	5,803	81	1.40%
Other investments	8,671	416	4.80%	7,696	445	5.78%	7,532	399	5.30%
Total Earning Assets	$377,813	$25,730	6.81%	$371,755	$23,331	6.28%	$343,805	$20,672	6.01%
Noninterest-earning assets:									
Cash and due from banks	$7,454			$8,246			$9,444		
Allowance for credit losses	(6,392)			(6,075)			(5,652)		
Premises and equipment	9,767			9,834			7,341		
Other assets	13,078			11,775			11,612		
TOTAL ASSETS	$401,720			$395,535			$366,550		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
NOW accounts	$16,419	$109	0.66%	$17,268	$98	0.57%	$18,106	$87	0.48%
Savings accounts	18,714	94	0.50%	19,966	101	0.51%	20,057	102	0.51%
Money market accounts	74,742	3,012	4.03%	65,230	1,584	2.43%	66,123	624	0.94%
Time deposits	148,227	6,118	4.13%	150,428	4,877	3.24%	131,497	3,530	2.68%
Short-term borrowing	28,164	1,500	5.33%	23,804	795	3.34%	20,547	369	1.80%
Long-term debt	31,811	1,365	4.29%	34,458	1,458	4.23%	28,341	1,213	4.28%
Total Interest-Bearing Liabilities	$318,077	$12,198	3.83%	$311,154	$8,913	2.86%	$284,671	$5,925	2.08%
Non-interest-bearing liabilities and stockholders' equity:									
Demand deposits	$30,873			$31,676			$30,133		
Other liabilities	2,587			2,149			2,070		
Stockholders' equity	50,183			50,556			49,676		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$401,720			$395,535			$366,550		
Net interest income and rate spread		$13,532	2.98%		$14,418	3.42%		$14,747	3.93%
Net yield on interest earning assets			3.58%			3.88%			4.29%

(1) Nonaccrual loans are included in the average daily balance figure, but interest income associated with these loans is recognized under the cash basis method of accounting.
(2) The yield on tax-exempt loans and securities is computed on a tax-equivalent basis using a tax rate of 34%.
(3) Securities are shown at amortized cost.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net Interest Income

The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates. Changes that are not due solely to volume or rate have been allocated to rate.

	Year Ended December 31,					
	2006			2005		
	Increase (Decrease) Due to Change In			Increase (Decrease) Due to Change In		
(In thousands)	Average Balance	Average Rate	Total Change	Average Balance	Average Rate	Total Change
Interest income:						
Loans (1)	$117	$2,003	$2,120	$1,833	$653	$2,486
Taxable securities	51	127	178	1	106	107
Nontaxable securities (1)	(140)	50	(90)	106	(66)	40
Federal funds sold	94	126	220	(46)	35	(11)
Other investments	56	(86)	(30)	(30)	68	38
Total interest income	$178	$2,220	$2,398	$1,864	$796	$2,660
Interest expense:						
NOW accounts	($5)	$17	$12	($4)	$15	$11
Savings accounts	(6)	(1)	(7)	0	(1)	(1)
Money market accounts	231	1,197	1,428	(8)	968	960
Certificates and other time deposits	(71)	1,312	1,241	508	839	1,347
Other borrowed funds	66	545	611	303	368	671
Total interest expense	$215	$3,070	$3,285	$799	$2,189	$2,988
Net interest income	($37)	($850)	($887)	$1,065	($1,393)	($328)

(1) Shown on a fully taxable equivalent basis assuming a Federal income tax rate of 34%.

Net interest income is the largest component of DBI's operating income. Net interest income represents the difference between interest income on earning assets, such as loans and securities, and the interest expense on deposits and other borrowed funds. Net interest income is affected by fluctuations in interest rates and by changes in the volume of earning assets and interest-bearing liabilities outstanding. Net interest income in the following discussion has been adjusted to a taxable equivalent level (tax-exempt interest has been increased to a level that would yield the same after-tax income had that income been subject to tax at a 34% tax rate) and therefore differs from the amount reported in the Consolidated Statements of Income.

Net interest income on a taxable equivalent basis decreased 6% or $886,578 from 2005 to 2006. The decrease is the result of a lower net interest spread, which resulted in a decline in net interest income of $849,410. Net interest spread is the difference between the average yield earned on assets and the average rate incurred on liabilities. The decrease is mostly attributable to a higher overall cost of funds, which jumped ninety-seven basis points from 2.86% in 2005 to 3.83% in 2006. The average cost of funds for money market accounts increased 160 basis points from 2.43% during 2005 to 4.03% during 2006. During 2006, the average cost of funds for CDs and other borrowed funds increased by eighty-nine and ninety-one basis points, respectively, compared to 2005. The average yield on earning assets increased by fifty-three basis points from 6.28% in 2005 to 6.81% during 2006. The tax-equivalent net interest spread was 2.98% during 2006, compared to 3.42% and 3.93% during 2005 and 2004, respectively.

Taxable equivalent net interest income decreased 2% or $327,983 from 2004 to 2005. The decrease was the result of a lower net interest spread, which resulted in a decline in net interest income of $1,393,332. The decrease is mostly attributable to a higher overall cost of funds, which jumped seventy-eight basis points from 2.08% in 2004 to 2.86% in 2005. The average cost of funds for money market accounts increased 149 basis points from 0.94% during 2004 to 2.43% during 2005. During 2005, the average cost of funds for CDs and other borrowed funds increased by fifty-six and sixty-three basis points, respectively, compared to 2004. The average yield on earning assets increased by twenty-seven basis points from 6.01% in 2004 to 6.28% during 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The decrease in net interest income during 2005 as a result of the lower net interest rate spread more than offset the increase in net interest income from the change in the volume of earning assets and interest-bearing liabilities. Tax equivalent interest income increased $1,864,031 as a result of the increase in average earning assets during 2005 compared to 2004. Average loans outstanding increased by $30.5 million or 11% during 2005 compared to 2004 and accounted for most of the increase in interest income. Interest expense increased $798,682 as a result of increased volume of interest-bearing liabilities. On average, CDs increased $18.9 million during 2005 compared to 2004 and other borrowed funds increased by $9.4 million.

Noninterest Income

The following table sets forth certain items of noninterest income:

				Percent Increase (Decrease)	
(In thousands)					
Noninterest income:	2006	2005	2004	2006/05	2005/04
Service fees and commissions	$1,037	$940	$945	10%	(1%)
Investment security losses	(59)	0	0	NA	0
Loan sale gains	85	134	257	(37)	(48)
Bank owned life insurance	213	211	222	1	(5)
Other	343	282	310	22	(9)
Total noninterest income	$1,619	$1,567	$1,734	3%	(10%)

Noninterest income in 2006 totaled $1,619,099, an increase of $51,652 or 3%. The increase is primarily the result of higher service fees and commissions which increased by $96,163. Commissions from the sales of mutual funds, annuities and common stocks increased by $92,456. Other noninterest income increased by $64,515 as a result of an increase in rental income from acquired properties totaling $67,941. These increases more than offset the $59,486 loss on securities sales and the decrease on gains from the sales of loans, which fell by $49,540. During the fourth quarter of 2006, DSB sold $2.3 million of mortgage-backed investment securities yielding 2.7% resulting in a loss of $59,486. The proceeds were reinvested in securities yielding 5.5%. DSB sold $7.4 million of residential real estate loans to the secondary mortgage market during 2006 compared to $11.3 million during the previous year.

Total noninterest income was $1,567,447, a decrease of $166,814 or 10% in 2005. The decrease was primarily the result of lower gains from the sales of loans, which decreased by $122,880. DSB sold $11.3 million of residential real estate loans to the secondary mortgage market during 2005 compared to $21.6 million during the previous year. Other noninterest income decreased during 2005 by $27,992. Appraisal fees decreased by $37,100 during 2005 compared to the previous year. The decline in appraisal fees was related to a decrease in mortgage refinancing activity. Service fees and commissions decreased by $4,942. The decrease was attributable to lower commissions from the sales of investment products, which fell $16,072. This decrease was partially offset by higher insurance commissions which rose by $4,186 and higher fees on bank products which rose $6,944.

Noninterest Expense

The following table sets forth certain items of noninterest expense:

				Percent Increase (Decrease)	
(In thousands)					
Noninterest Expense:	2006	2005	2004	2006/05	2005/04
Salaries and employee benefits	$6,397	$6,615	$6,152	(3%)	8%
Occupancy expenses	1,510	1,366	1,203	11	14
Data processing expenses	1,025	732	645	40	14
Marketing expenses	148	257	262	(42)	(2)
Amortization of intangibles	209	213	214	(2)	(1)
Printing and supplies expenses	180	213	221	(15)	(4)
Directors and committee fees	156	235	228	(33)	3
Professional fees	360	224	241	61	(7)
Loss on sale of other real estate	23	226	88	(90)	157
Other operating expenses	815	881	795	(7)	11
Total noninterest expense	$10,823	$10,962	$10,049	(1%)	9%

MANAGEMENT'S DISCUSSION AND ANALYSIS

Total noninterest expense was $10,823,178, a decrease of $138,715 or 1% in 2006. Data processing expenses increased $292,498 or 40% in 2006. DSB agreed to a new contract for its core data processing systems. The contract required a conversion to the Fiserv ITI system in January 2007. DSB accrued $170,000 in expenses payable to its former provider for the deconversion of customer data. DSB also incurred other one-time costs related to the conversion.

Occupancy expenses increased by $144,305 in 2006 primarily as a result of higher depreciation expense which rose $134,971. The higher depreciation expenses are primarily attributable to the building, furniture, fixtures and equipment of the Maribel office that was occupied during 2005. Depreciation for the Maribel office was $256,385 during 2006, which represents an increase of $188,487 compared to 2005.

Professional fees increased by $136,040 or 61% during 2006. Professional fees include expenditures for legal, audit, compliance, tax and other professional services. The increase is primarily attributable to legal expenses related to the departure of DBI's former CEO. DBI also incurred legal expenses for advice concerning DBI's Stock Repurchase Policy and for a review of the Fiserv data processing contract. Professional fees during 2006 also included $17,732 to a consultant for strategic planning.

Salaries and employee benefits expense decreased $218,963 or 3% in 2006. The decrease is primarily attributable to lower group health insurance expenses, which fell by $195,330 or 16% as a result of a change in the plan and an increase in employees' contributions. Salaries and wages decreased by $23,203 in 2006. The decrease is attributable to a substantial reduction in annual bonuses, which offset regular salary and wage increases. The average number of full-time equivalent employees was 102 and 100 for the years ended December 31, 2006 and 2005, respectively.

Other operating expenses decreased $269,692 or 24% in 2006. Losses on the sales of other real estate properties acquired through foreclosure totaled $22,907 during 2006, a decrease of $202,956. Other operating expenses include expenses incurred on acquired properties totaling $185,727 in 2006, an increase of $121,332 compared to 2005 expenses totaling $64,395. Travel and entertainment expenses were reduced by $145,688 in 2006. This decrease was primarily achieved by eliminating expenses for the lease, tickets and food and beverage expenses associated with a luxury suite at Lambeau Field. Other operating expenses in 2005 included a loss of $75,453 related to the write-down of the former Maribel bank building following the move to the newly constructed building in May of 2005.

Marketing expenses were reduced $108,554 or 42% lower than 2005. Directors' fees decreased by $78,385 or 33% during 2006. The decrease is primarily the result of a change in the directors' compensation policy that eliminates certain fees to inside directors for board and committee meetings.

Salaries and employee benefits expense increased $463,944 or 8% in 2005. The increase was primarily attributable to higher salaries and wages, which increased by $264,367 or 6% as a result of both regular salary increases and the addition of staff. The average number of full-time equivalent employees was 96 for the year ended December 31, 2004. Higher group health insurance expenses, which increased by $175,915 or 16%, also contributed to the increase in salaries and employee benefits.

Other operating expenses increased $224,570 or 25% in 2005. Losses on the sales of other real estate properties acquired through foreclosure totaled $225,863 during 2005. This represents an increase of $137,634 compared to 2004. DSB sustained a loss of $183,542 on the disposal of a commercial property that had been acquired in 2003. The total loss on this property, including a write-down of $100,867 expensed during 2004, totaled $284,409.

Occupancy expenses increased by $162,501 in 2005 primarily as a result of higher depreciation expense which rose $93,713. The higher depreciation expenses are primarily attributable to the building, furniture, fixtures and equipment of the Wrightstown office that was occupied during 2004. Depreciation for the Wrightstown office was $161,971 during 2005, which represents an increase of $81,972 compared to 2004. Other occupancy expenses also increased primarily as a result of the Wrightstown office. These expenses include utilities expenses, which increased by $32,813 during 2005 and real estate taxes and personal property taxes, which increased by $32,783.

Data processing expenses increased by $87,531 or 14% in 2005. The increase was primarily attributable to an increase of $70,317 in service fees paid to our major service provider as a result of additional services used and increased communication costs. Our contract with the service provider includes price adjustments for 2004 through 2006. The service provider does DBI's core system processing as well as provides us with our network communications.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

The following table sets forth certain assets and liabilities of DBI on a consolidated basis as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

(In thousands)	2006	2005	2004	Percentage Increase (Decrease) 2006/05	2005/04
Federal funds sold and interest-bearing deposits in other banks	$11,744	$5,140	$14,119	128%	(64)%
Investment securities	51,085	49,570	49,005	3	1
Loans (includes loans held for sale)	306,935	326,512	300,864	(6)	9
Allowance for credit losses	(5,732)	(6,400)	(5,820)	(10)	10
Total assets	402,843	414,521	396,685	(3)	4
Deposits	293,662	298,254	288,758	(2)	3
Other borrowed funds	56,382	63,245	55,491	(11)	14
Stockholders' equity	50,042	50,553	50,383	(1)	1

Total assets at December 31, 2006, were $402.8 million. This represents a decrease of $11.7 million, or 3% lower than year-end 2005. Total loans decreased $19.6 million or 6% lower than year-end 2005. During 2006 DSB sold $7.4 million of fixed rate residential loans to the secondary mortgage market. Management attributes the decline in the loan portfolio to a softening housing market, tighter internal credit underwriting standards, strong local competition for loans and a focus on problem credits within the portfolio. The high level of acquired properties and past due loans required a significant amount of time devoted to collections and management of acquired properties.

Total deposits at December 31, 2006, were $293.7 million, a decrease of $4.6 million or 2% lower than at year-end 2005. Other borrowed funds were reduced $6.9 million or 11% as a result of the reduction in the loan portfolio.

Loans

Loans secured by residential mortgages totaling $98.3 million or 32% of total loans represent DBI's largest single category of loans. These loans are substantially all fixed rate loans with original terms of one, three and five years. At the end of the original term the notes are renewed, subject to updated credit and collateral valuation information but generally without fees or closing costs to the customer. Virtually all of these notes amortize principal indebtedness over a fifteen to thirty-year period, and are repriceable at fixed rates that generally follow prevailing longer-term rates. During 2006, $3.6 million of loans secured by residential properties were transferred to acquired properties and $878,840 of charge-offs were recorded on loans secured by residential properties including partially completed construction properties and residential lots. During 2006 and 2005, DBI's in-house mortgage rates for the one, three and five year balloon options were often higher than the fifteen and thirty-year fixed rates available in the long-term mortgage market. Management attributes the $12.3 million decline in 2006 to the softening local housing housing market, the transfers to acquired properties, the charge-offs and to the interest rate environment.

Commercial real estate loans and other commercial loans declined by $6.7 million in 2006. DBI transferred $1.4 million of commercial real estate loans to acquired properties and recorded charge-offs of $1.0 million on commercial loans during 2006. Management attributes the decline in the commercial portfolio to these factors as well as tighter underwriting standards implemented in February 2006.

At December 31, 2006, $74.6 million or 24% of DBI's outstanding loans were deemed "agriculture-related", constituting the highest industrial concentration in the portfolio. Of these loans, over 90% relate directly to the dairy farming industry. Most of these notes are written on a one-year basis, which allows DBI to review credit information and collateral values annually to ensure continued loan quality. Agricultural loans secured by real estate increased by $4.9 million or 14% higher than at year-end 2005. Other agricultural loans totaled $34.8 million at December 31, 2006, a decrease of $1.5 million compared to the prior year-end.

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral at the end of the last five years:

	December 31,							
	2006		2005		2004	2003	2002
(In thousands)	Amount	%	Amount	%	Amount	Amount	Amount
Real Estate:							
Residential	$98,319	32.1%	$110,666	34.0%	$108,830	$103,020	$108,714
Commercial	60,496	19.8%	63,211	19.4%	51,240	40,334	38,770
Agricultural	39,858	13.0%	34,980	10.8%	31,621	32,040	27,661
Construction	27,621	9.0%	29,159	9.0%	28,179	16,819	10,384
Subtotal Real Estate Loans	$226,294	73.9%	$238,016	73.2%	$219,870	$192,213	$185,529
Commercial	$35,826	11.7%	$39,766	12.2%	$33,931	$31,102	$28,719
Agricultural	34,783	11.4%	36,261	11.2%	34,732	30,747	34,952
Consumer and other	9,128	3.0%	11,028	3.4%	11,304	11,613	11,693
TOTAL	$306,031	100.0%	$325,071	100.0%	$299,837	$265,675	$260,893

DBI does not make unsecured loans other than credit card advances, which aggregated $619,179 or .20% of total loans outstanding, personal reserve overdraft protection accounts, which aggregated $395,945 or .13% of total loans outstanding and deposit account overdrafts totaling $72,170 at December 31, 2006.

The following table shows nonaccrual loans by primary collateral as of the end of each of the last five years:

	December 31,				
	2006	2005	2004	2003	2002
Secured By Real Estate:					
Residential	$5,022,828	$4,131,372	$3,119,151	$3,146,994	$2,228,345
Agricultural	13,956	252,000	255,000	385,860	379,265
Commercial	1,868,072	2,010,661	824,654	741,721	2,129,183
Subtotal Real Estate Loans					
	$6,904,856	$6,394,033	$4,198,805	$4,274,575	$4,736,793
Secured by commercial assets	1,055,599	975,272	1,488,508	995,433	972,507
Secured by agricultural assets	0	138,503	161,460	828,505	317,470
Secured by other assets	39,851	79,996	51,602	182,959	63,722
TOTAL	$8,000,306	$7,587,804	$5,900,375	$6,281,472	$6,090,492

Approximately 86% or $6.9 million, of the total nonaccrual loans at December 31, 2006 are secured by real estate. Management considers these loans either adequately secured or has allocated an appropriate amount in the allowance for loan losses to cover a collateral shortfall. The nonaccrual residential loans at December 31, 2006, include $1,482,640 of 1-4 family construction loans to builders or developers that became nonaccrual during 2006. Business assets secure approximately 13% or $1.1 million, of the total nonaccrual loans at year-end. These loans are marginally secured and management expects some charge-offs to occur in 2006. DBI has initiated legal proceedings against several of the borrowers whose loans are nonperforming as of year-end.

DBI has no accruing loans that are past due 90 days or more. DBI's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. Previously accrued but uncollected interest on loans placed on nonaccrual status is charged against the current earnings, and interest income thereafter is recorded only when received.

Restructured loans at December 31, 2006, were $1,618,071 compared to $1,414,391 and $1,209,137 as of year-end 2005 and 2004, respectively. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate. The restructured loans at year-end involved the lengthening of the amortization period.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Potential problem loans totaled $12,650,814 as of December 31, 2006. Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny. The potential problem loans are not concentrated in a particular industry or type.

The following table sets forth certain data concerning nonaccrual loans, restructured loans and other real estate owned (property acquired through foreclosure or in satisfaction of loans):

| | Year Ended December 31, | | | | |
	2006	2005	2004	2003	2002
(In thousands)					
Nonaccrual Loans (1)	$8,000	$7,588	$5,900	$6,281	$6,090
Other Real Estate Owned	3,788	343	1,158	1,148	781
Total Nonperforming Assets	$11,788	$7,931	$7,058	$7,429	$6,871
(1) Restructured Loans Included Above	$1,618	$1,414	$1,209	$1,141	$1,028
Nonperforming Loans to Total Loans	2.61%	2.33%	1.97%	2.36%	2.33%
Nonperforming Assets to Total Assets	2.93%	1.91%	1.78%	2.07%	1.98%

Other real estate owned, which is included in other assets, totaled $3,788,100, $342,845 and $1,157,508 at December 31, 2006, 2005 and 2004, respectively. The other real estate acquired in satisfaction of loans at December 31, 2006, consists of twenty residential properties totaling $2,559,560, two commercial properties valued at $950,000 and six residential lots valued at $278,540. DBI acquired thirty-nine properties during 2006 and sold fifteen properties incurring a loss of $22,907. During 2006, DBI also incurred $185,727 of expenses associated with other real estate. These expenses consisted primarily of repairs, insurance and real estate taxes.

See Note 13 – Related Party Transactions in the Notes To Consolidated Financial Statements for information concerning aggregate loans to related parties.

The following table sets forth the maturities of various categories of loans (excluding loans held for sale) by primary collateral as of December 31, 2006:

(In thousands)	Due in One Year or Less	Due from One to Five Years	Due after Five Years	Total
Real Estate:				
Residential	$74,087	$23,878	$354	$98,319
Commercial	44,028	16,468	0	60,496
Agricultural	29,542	9,030	1,286	39,858
Construction	19,886	7,735	0	27,621
Subtotal Real Estate Loans	$167,543	$57,111	$1,640	$226,294
Commercial	$26,789	$8,581	$456	$35,826
Agricultural	23,922	10,647	214	34,783
Consumer and other	6,213	2,898	17	9,128
TOTAL	$224,467	$79,237	$2,327	$306,031

Loans maturing in more than one year at December 31, 2006, by fixed or variable rate are as follows:

(In thousands)	Fixed Rate	Variable Rate	Total
Commercial and agricultural	$44,196	$2,486	$46,682
Other	34,714	168	34,882
TOTAL	$78,910	$2,654	$81,564

MANAGEMENT'S DISCUSSION AND ANALYSIS

Allowance For Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit. The evaluations take into consideration a number of factors, including DSB's and DACC's loss experience in relation to outstanding loans and the existing level of the allowance for credit losses, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, regular examinations and appraisals of loan portfolios conducted by state and federal supervisory agencies, and current and anticipated economic conditions. DBI applies risk factor percentages to certain categories of loans to estimate an adequate allowance for loan and lease losses. Impaired loans are evaluated individually to determine an allowance related to those loans. The allowance for credit losses represents management's best judgment as to a prudent aggregate allowance in connection with the total loan portfolio.

At December 31, 2006, DBI's investment in impaired loans totaled $7,360,713 compared to $3,785,842 one year earlier. The impaired loans required a related allowance for credit losses of $367,358 at December 31, 2006. Impaired loans are measured at the estimated fair value of the collateral.

In 2006 DBI's provision for credit losses was $1,257,000 compared to $786,000 and $327,000 during 2005 and 2004, respectively. Net charge-offs were $1,925,806 for the year ended December 31, 2006, compared to net charge-offs of $205,670 and $35,767 for the years ended 2005 and 2004, respectively. The ratio of allowance for credit losses to total loans was 1.87% at December 31, 2006, compared to 1.96% at December 31, 2005. The net decrease to the allowance was $668,806 or 10% lower than year-end 2005. In determining the appropriateness of the allowance for credit losses at December 31, 2006, DBI utilized the same risk factor percentages for loans other than impaired loans that it used at December 31, 2005.

DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 4.32% at December 31, 2006, compared to 3.33% and 3.40% at December 31, 2005 and 2004, respectively.

DBI's portfolio is heavily concentrated in DSB's four-county primary service area and would be subject to fluctuations in local economic conditions. DBI does have a concentration of agricultural-related loans amounting to approximately 24% of total loans as of December 31, 2006. The factors that influence the agricultural economy are complex and difficult to predict. Dairy farmers experienced lower milk prices and higher input costs during 2006. Milk prices during 2006 were more than $2 per hundredweight below 2005 prices. Expenses were higher primarily due to high oil prices. Despite the decline in net income for the dairy sector, aggregate farm balance sheets improved as a result of escalating values for farm real estate. During 2005 and 2004, milk prices averaged $2 to $3 per hundredweight over the preceding five-year average. Management's underwriting practices takes these cyclical price fluctuations into consideration. Agricultural loans more than 30 days past due (including nonaccrual loans) totaled $109,038 at December 31, 2006. This represents 0.04% of total loans outstanding and 1% of DBI's total past due loans. During 2006 there were $12,352 of net recoveries on loans considered agricultural-related compared to $12,369 of net charge-offs during 2005. Management does not believe that these risks associated with DBI's loan portfolio have changed materially during the past three years.

Management believes its allowance for credit losses as of December 31, 2006, of $5,731,674 (equal to 1.87% of the total loans) is adequate to cover credit risks in the loan portfolio.

In 2006 DBI's ratio of charge-off loans to average loans outstanding was 0.64% compared to 0.11% and 0.08% during 2005 and 2004, respectively. During 2006, the largest single charge-off was $350,000 on a commercial property. The borrower is experiencing cash flow problems. Management anticipates that either a sale of the business or foreclosure proceedings will occur in 2007. Other charge-offs on commercial real estate included $128,796 on a car wash and $82,327 on a convenience gas station. These properties are included in other real estate at year-end. Charge-offs totaling $618,253 were attributed to four borrowers in residential real estate construction or development. DBI held fifteen of these properties in other real estate at year-end. These credits were affected by a softening in the local housing market but also by poor internal underwriting standards for construction lending. In addition to these construction loans, DBI wrote-off $282,036 to a borrower that purchased and renovated residential rental properties. At December 31, 2006, DBI held nine of these rental properties in other real estate.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Changes in the allowance for credit losses in each of the five most recent years were as follows:

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Balance - beginning of year	$6,400,480	$5,820,150	$5,528,917	$5,417,920	$5,524,293
Charge-offs:					
Residential real estate	$423,189	$88,503	$61,422	$106,014	$173,175
Commercial real estate	574,089	33,928	0	59,227	263,324
Agricultural real estate	0	12,369	0	52,604	25,000
Construction and land development	455,652	103,167	0	0	0
Commercial loans	441,774	83,964	61,608	109,500	597,416
Agricultural loans	0	0	48,454	53,939	130,000
Credit cards and related plans	5,261	9,938	11,689	5,331	26,869
Other consumer	116,036	4,406	44,257	15,077	82,341
	$2,016,001	$336,275	$227,430	$401,692	$1,298,125
Recoveries:					
Residential real estate	$1,940	$50,154	$39,291	$22,590	$24,824
Commercial real estate	22,426	47,470	98,705	20,134	151,773
Agricultural real estate	0	0	0	617	0
Construction and land development	85	0	0	0	0
Commercial loans	39,499	18,362	11,850	15,717	38,154
Agricultural loans	12,352	0	0	2,070	5,255
Credit cards and related plans	4,199	5,704	1,081	1,264	1,620
Other consumer	9,694	8,915	40,736	16,297	26,126
	$90,195	$130,605	$191,663	$78,689	$247,752
Net charge-offs	$1,925,806	$205,670	$35,767	$323,003	$1,050,373
Provision charged to operations	$1,257,000	$786,000	$327,000	$434,000	$944,000
Balance - end of year	$5,731,674	$6,400,480	$5,820,150	$5,528,917	$5,417,920
Ratio of net charge-offs during the year to average loans outstanding during the year	0.61%	0.07%	0.01%	0.13%	0.39%
Ratio of allowance for credit losses to total loans at the end of year	1.87%	1.96%	1.93%	2.07%	2.06%

Deposits

At December 31, 2006, total deposits were $293,661,670, a decrease of $4,592,002 or 2% compared to December 31, 2005. Certificates of deposits declined by $19.1 million compared to the prior year-end. The decrease is the result of sensitivity to local interest rates. DSB had maturing CDs totaling $29 million and $24 million in July and October, respectively. These maturities were the result of special rate promotions offered in prior years. Approximately $10 million of CDs were redeemed from the July maturities and $8 million of the October maturities were redeemed. Management considered the following factors when pricing these CD renewals: 1) The decline in the loan portfolio which reduced the need for these funds; 2) the desire to spread maturities of CDs more evenly throughout the year to more closely match maturing assets; and 3) the overall interest cost of retaining the CDs and the negative impact on net interest spread.

Money market accounts increased $15.7 million or 23% higher than year-end 2005. Depositors shifted funds into money market accounts during the rising rate environment. The average cost of funds was 4.03% during 2006 compared to 2.43% during 2005.

The large fluctuation in NOW accounts from 2004 to 2005 was a year-end phenomenon. Average NOW checking accounts during 2005 were $17.3 million compared to $18.1 million during the previous year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets forth the deposits as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

(In thousands)	2006	2005	2004	Percent Increase (Decrease) 2006/05	2005/04
Non-interest bearing accounts	$41,339	$39,546	$35,012	5%	13%
NOW accounts	16,115	16,983	22,519	(5)	(25)
Savings accounts	17,722	19,792	19,907	(10)	(1)
Money market accounts	82,723	67,060	64,361	23	4
Certificates of deposit	135,763	154,873	146,959	(12)	5
Total deposits	$293,662	$298,254	$288,758	(2)%	3%

The following table shows, as of December 31, 2006, the maturities of time certificates of deposit in amounts of $100,000 or more:

(In thousands)	Certificates of Deposit
Three months or less	$6,086
Over three months through six months	6,107
Over six months through twelve months	12,598
Over twelve months	12,151
Total	$36,942

Investments

The investment portfolio is managed to provide liquidity and a stable source of income. Taxable securities are purchased and designated as available-for-sale to provide liquidity to meet loan growth or deposit withdrawals. Purchases of taxable securities are limited to maturities or average lives of five years or less. Non-taxable securities are purchased and designated as held-to maturity. Generally these purchases are securities issued by state and local municipalities with maturities of 15 to 19 years and some protection against early calls (usually around 10 years). These purchases are made to take advantage of upward sloping yield curves that reward long-term investors with higher interest rates and favorable interest rate spreads when compared to U.S. Treasury and U.S. Agency securities. No securities are purchased for trading purposes.

The following table shows the maturities of investment securities at December 31, 2006, and the weighted average yields of such securities:

(In thousands)	U.S. Government Agency Securities Amortized Cost	Yield	Mortgage-Backed and Other Securities Amortized Cost	Yield	State and Municipal Securities Amortized Cost	Yield	Total Securities Amortized Cost	Yield
Due in one year or less	$2,198	4.67%	$1,038	5.35%	$3,944	6.77%	$7,180	5.92%
Due from one to five years	380	5.15%	0	0.00%	8,444	8.41%	8,824	8.27%
Due from six to ten years	704	5.50%	0	0.00%	9,869	7.97%	10,573	7.81%
Due after ten years	7,082	5.50%	442	5.23%	17,038	7.75%	24,562	7.06%
TOTAL	$10,364	5.31%	$1,480	5.31%	$39,295	7.85%	$51,139	7.26%

Yields on tax-exempt securities have been computed on a fully taxable equivalent basis, assuming a Federal income tax rate of 34%. Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Other Borrowed Funds and Contractual Obligations

DBI utilizes a variety of short-term and long-term borrowings as a source of funds for DBI's lending and investment activities and for general business purposes. DBI has in place asset/liability and interest rate risk guidelines that determine in part whether borrowings will be short-term or long-term in nature. Federal Home Loan Bank (FHLB) advances and notes payable to banks consist of secured borrowing under existing lines of credit. At December 31, 2006, DBI had $96.5 million of established lines of credit.

DACC's primary sources of funding are short-term and long-term notes payable to banks. As of December 31, 2006, DACC had established lines of credit of $35 million of which $26.6 million were drawn in the form of short-term notes payable and $250,000 in long-term notes payable.

At December 31, 2006, total borrowings decreased $6.9 million or 11% lower than the previous year-end. During 2006, DSB reduced borrowings from the FHLB by $6.5 million. The reduction was primarily related to the decrease in DSB's loan portfolio. Note 9 - Long-Term Debt of the Notes To Consolidated Financial Statements contains information concerning the significant terms of the long-term borrowings.

The following sets forth information concerning other borrowed funds for DBI during each of the last three years:

	December 31,		
(In thousands)	2006	2005	2004
Short-term borrowings:			
Notes payable to banks	$28,580	$28,230	$21,718
Total short-term borrowings	$28,580	$28,230	$21,718
Long-term debt:			
Federal Home Loan Bank advances	$27,500	$34,000	$31,000
Other long-term debt	302	1,015	2,773
Total long-term debt	$27,802	$35,015	$33,773
Total other borrowed funds	$56,382	$63,245	$55,491
Short-term borrowings:			
Average amounts outstanding during the year	$28,108	$23,657	$20,476
Average interest rates on amounts outstanding during the year	5.34%	3.35%	1.85%
Weighted average interest rate at year end	5.80%	4.43%	2.43%
Maximum month-end amounts outstanding	$28,875	$27,230	$21,935

The following table provides information concerning DBI's known contractual obligations by payment date as of December 31, 2006:

(In thousands)	Less Than One Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Long-term debt obligations (1) (2)	$11,203	$10,786	$3,817	$6,059	$31,865
Purchase obligations (3)	349	706	739	774	2,568
	$11,552	$11,492	$4,556	$6,833	$34,433

(1) Includes interest expense based on outstanding interest rate.
(2) $5 million of callable FHLB notes are shown at final maturity. See Note 9 - Long-term Debt in the
    Notes to Consolidated Financial Statements for additional details.
(3) Includes all identified purchase commitments greater than $25,000.

Capital Resources

Pursuant to regulations promulgated by the Federal Reserve Board, bank holding companies with total assets above $500 million are required to maintain minimum levels of core capital as a percentage of total assets (leverage ratio) and total capital as a percentage of risk-based assets. Under these regulations, the most highly rated banks must meet a minimum leverage ratio of at least 3%, while lower rated banks must maintain a ratio of at least 4%. The regulations assign risk weightings to assets and off-balance sheet items and require a minimum risk-based capital ratio of 8%. At least half of the required 8% must consist of core capital. Core capital consists principally of shareholders' equity less intangibles, while qualifying total capital consists of core capital, certain debt instruments and a portion of the allowance for credit losses.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The table set forth below describes the ratios of DBI as of the end of the three most recent years, and the applicable regulatory minimums.

	Ratios as of December 31,			Regulatory Minimums
	2006	2005	2004	
Equity as a % of assets	12.4%	12.2%	12.7%	N/A
Core capital as a % of average assets	12.5%	12.2%	12.7%	4.0%
Core capital as a % of risk-based assets	15.4%	14.9%	16.0%	4.0%
Total capital as a % of risk-based assets	16.6%	16.1%	17.3%	8.0%

DBI's core and risk-based capital ratios are well above the regulatory minimums.

Stockholders' equity at December 31, 2006, decreased 1% to $50,042,376 or $420 per share, compared with $50,552,652 or $421 per share one year ago. Cash dividends declared in 2006 were $14.30 per share compared with $14.10 and $13.25 in 2005 and 2004, respectively. The dividend payout ratio (dividends declared as a percentage of net income) was 85%, 66% and 42% in 2006, 2005 and 2004, respectively.

The ability of DBI to pay dividends on the Common Stock is largely dependent upon the ability of DSB to pay dividends on the stock held by DBI. DSB's ability to pay dividends is restricted by both state and federal laws and regulations. DSB is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division"), which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division. Note 17 - Regulatory Matters of the Notes To Consolidated Financial Statements contains information concerning capital ratios of DSB.

Management believes that 2007 earnings of DSB will be sufficient to pay dividends to DBI. DBI could also receive dividends from DACC, which has the earnings and capital strength to provide additional dividends to DBI. DACC had net income of $599,082, $640,664 and $678,020 for the years ended December 31, 2006, 2005 and 2004, respectively. The core capital as a percent of risk-based assets ratio of DACC as of December 31, 2006, was 22.3%.

DBI, as an accommodation to shareholders, announced a Stock Repurchase Policy on March 30, 1995. DBI limited purchases under the Policy in any six-month period to less than six percent of the common shares outstanding. The Policy had no fixed expiration date, although DBI could terminate the Policy at any time. DBI was not soliciting or encouraging shareholders to sell shares under the Policy. Stock repurchases totaled $1,083,800, $780,014 and $517,389 for the years ended December 31, 2006, 2005 and 2004, respectively. On September 11, 2006, DBI suspended the Policy.

Liquidity and Off-balance Sheet Arrangements

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. Loan requests typically present the greatest need for cash but liquidity must also be maintained to accommodate possible outflows in deposits. During 2006, net cash provided by operating activities amounting to $4.2 million, the decrease in loans amounting to $12.3 million and the $3.0 million in proceeds from the sale of FHLB Common Stock, as shown in the Consolidated Statements of Cash Flows, provided the major sources of funding. The $6.9 million reduction in other borrowings, the $6.6 million increase in federal funds sold, the $4.6 million decrease in deposits and the payment of $1.7 million in dividends were the major uses of cash during 2006.

DSB maintains liquid assets to meet its liquidity needs. These include cash and due from banks, marketable investment securities designated as available-for-sale and federal funds sold. DSB also has the ability to borrow approximately $18 million by means of the purchase of short-term federal funds from its principal correspondent banks. Management strives to maintain enough liquidity to satisfy customer credit needs, meet deposit withdrawal requests and any other expected needs for cash. Excess liquid assets are reallocated to achieve higher yields. One ratio used to measure the liquidity of banking institutions is the net loan to deposit ratio. The net loan to deposit ratio of DSB was 92%, 95% and 91% at December 31, 2006, 2005 and 2004, respectively. A high net loan to deposit ratio creates a greater challenge in managing adverse fluctuations in deposit balances and consequently this can limit growth. The net loan to deposit ratio reflects only on-balance sheet items. Off-balance sheet items such as commitments to extend credit and established borrowing lines of credit also affect the liquidity position.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In order to increase available funding sources DSB is a member of the Federal Home Loan Bank (FHLB) of Chicago. As of December 31, 2006, the amount owed to the FHLB was $27.5 million. The borrowings are secured by residential mortgages. The amount of eligible borrowing from the FHLB of Chicago is determined by the amount of the residential loans held by DSB and by the amount of common stock of FHLB of Chicago purchased by DSB. The maximum amount of collateral that can be pledged to FHLB by DSB is limited by state law to four times capital. DSB could borrow an additional $28.0 million from the FHLB based on its $3.6 million investment in FHLB common stock and eligible collateral. DSB also sells loans to DACC and to the secondary mortgage market to improve its liquidity position. During 2006 DSB sold $7.4 million of residential loans to the secondary mortgage market. Other sources of liquidity for DBI consist of established lines of credit by DACC and by the parent DBI. As of December 31, 2006, DACC has unused lines of credit of $8.2 million and the parent company has an available line of credit of $4 million. See Note 12 – Commitments and Credit Risk in the Notes To Consolidated Financial Statements for a discussion of DBI's commitments to extend credit. As of December 31, 2006, DBI has no off-balance sheet arrangements other than the commitments to extend credit and the standby letters of credit disclosed in Note 12. Management believes DBI's liquidity position as of December 31, 2006, is adequate under current economic conditions.

During 2005, the major sources of funds were loan repayments, net cash provided by operating activities amounting to $3.2 million, the increase in deposits amounting to $9.5 million, the net decrease in federal funds sold of $9.0 million and the net increase in other borrowings totaling $7.8 million. The $25.8 million increase in loans, capital expenditures of $2.6 million and the payment of $1.7 million in dividends were the major uses of cash during 2005.

Quantitative and Qualitative Disclosures About Market Risk

DBI's principal market risk exposure is interest rate risk. The objectives of DBI's interest rate risk management are to minimize the adverse effects of changing interest rates on the earnings of DBI while maintaining adequate liquidity and optimizing net interest margin. Interest rate risk is managed by maintaining an acceptable matching of DBI's asset and liability maturity and repricing periods, thus controlling and limiting the level of earnings volatility arising from rate movements. DBI does not hold any assets or liabilities for trading purposes.

DBI's interest rate risk is limited by the short-term nature of the loan portfolio and by the short maturity structure of time deposits. DBI's investment securities portfolio and long-term debt instruments contain more interest rate risk because of their long-term structure. During periods of an upward-sloping yield curve, management has purchased longer-term securities to take advantage of the higher yields. The held-to-maturity portion of the investment portfolio contains municipal securities with maturities as long as nineteen years and consequently is subject to greater market value volatility during periods of rising or falling interest rates. The excess of market value over cost mitigates the current risk of the held-to-maturity portfolio and the held-to-maturity portfolio represents only 9.3% of total assets at year-end.

DSB's Asset Liability Committee monitors rate sensitive assets and liabilities and develops appropriate strategies and pricing policies. The committee, which meets monthly, consists of at least three members of senior management. The committee operates under quantifiable financial guidelines measuring interest rate risk as approved by DSB's Board of Directors in the Asset Liability Funds Management Policy. The committee reports to the Board of Directors on a quarterly basis. The committee relies on, among other things, modeling simulations to project the potential effect of various rate scenarios on net interest income.

The tables shown below indicate the behavior of DBI's interest margin as rates move up and down using a technique known as rate shock. It simulates ramping rate changes over the next twelve months and the reinvestment of maturing cash flows and repricing of both earning assets and interest-bearing liabilities. In order to simulate activity, maturing balances are replaced with new balances at the new rate level and repricing balances are adjusted to the new rate shock level. The interest is recalculated for each level along with the new average yield. Net interest margin is then calculated and margin risk profile is developed.

The following table summarizes results of simulations as of the end of the two most recent years:

As of December 31, 2006			
Change in Interest Rates	Projected Net Interest Income	Increase (Decrease)	Percent Change
100 basis point rise	$13,669,000	$11,000	.01%
No change	$13,658,000	--	--
100 basis point decline	$13,629,000	($29,000)	(0.2)%

MANAGEMENT'S DISCUSSION AND ANALYSIS

As of December 31, 2005

Change in Interest Rates	Projected Net Interest Income	Increase (Decrease)	Percent Change
100 basis point rise	$13,769,000	($17,000)	(0.1)%
No change	$13,786,000	--	--
100 basis point decline	$13,752,000	($34,000)	(0.2)%

The computations of the forecasted effects of hypothetical interest rate changes on projected net interest income are based on numerous assumptions. The calculations assume a constant yield curve and do not take into account any loan prepayments in the event of a decline in interest rates. The computed forecasted effects should not be relied upon as indicative of actual future results. Further, the computations assume the Asset Liability Committee takes no action in response to changes in interest rates.

Management also measures DBI's exposure to interest rate risk by computing the estimated rate shocked economic value of equity. Under this technique the components of the balance sheet are marked-to-market to compute the market value of equity. It is similar to a liquidation value assuming all of the assets are sold at fair market value and all of the liabilities are paid off at fair market value. The market value volatility is a function of term. The longer the maturity term, the greater the volatility (risk). Balances with very short terms have little market value risk, while long-term balances, such as those contained in DSB's investment portfolio, have much greater market value risk.

Market value calculations are complex and require good cash flow information in order to be precise. The simulation model that DBI utilizes approximates the average life of earning assets and interest-bearing liabilities; therefore, the resulting market value computations are estimates. The average life calculations are then used as a proxy for duration. Duration is defined as the percent change in market value (price) of a financial instrument for every 100 basis point change in interest rates. Using this technique, the approximate market values for the major balance sheet categories are calculated for various rate changes. The market value of equity is equal to the market value of assets minus the market value of liabilities.

The following table presents DBI's projected change in the market value of equity for various levels of interest rates as of the end of the two most recent years:

As of December 31, 2006

Change in Interest Rates	Estimated Market Value of Equity	Increase (Decrease)	Percent Change
100 basis point rise	$48,594,000	($552,000)	(1.1)%
No change	$49,146,000	--	--
100 basis point decline	$49,295,000	$149,000	0.3%

As of December 31, 2005

Change in Interest Rates	Estimated Market Value of Equity	Increase (Decrease)	Percent Change
100 basis point rise	$50,387,000	($456,000)	(0.9)%
No change	$50,843,000	--	--
100 basis point decline	$51,353,000	$510,000	1.0%

This analysis assesses the risk of loss in market rate sensitive instruments in the event of sudden and sustained changes in prevailing market interest rates. As of December 31, 2006, DBI's estimated changes in the market value of equity are within a range management considers acceptable. Certain shortcomings are inherent in the method of analysis presented in the computation of market value of equity. Actual results may differ from those projections presented should market conditions vary from assumptions used in these calculations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table shows the repricing period for interest-earning assets and interest-bearing liabilities and the related gap based on contractual maturities, at December 31, 2006:

(In thousands)	0 to 6 Months	7 to 12 Months	1 to 2 Years	Over 2 Years
Loans	$127,497	$110,771	$38,206	$29,557
Investment securities	3,990	3,179	2,344	41,572
Federal funds sold	11,744	0	0	0
Other	4,143	0	0	802
Total earning assets	$147,374	$113,950	$40,550	$71,931
Interest-bearing deposits	$163,530	$50,078	$23,224	$15,491
Other borrowed funds	28,632	10,000	2,500	15,250
Total interest-bearing liabilities	$192,162	$60,078	$25,724	$30,741
Rate sensitivity gap	($44,788)	$53,872	$14,826	$41,190
Cumulative rate sensitivity gap	($44,788)	$9,084	$23,910	$65,100
Cumulative ratio of rate sensitive assets to rate sensitive liabilities	76.69%	103.60%	108.60%	121.09%
Ratio of cumulative gap to average earning assets	-11.85%	2.40%	6.33%	17.23%

Mortgage backed securities are allocated according to their expected prepayments rather than their contractual maturities. For purposes of this analysis, NOW, savings and money market accounts are considered repriceable within six months.

The above gap analysis is used to identify mismatches in the repricing of assets and liabilities within specified periods of time or interest sensitivity gaps. The rate sensitivity or repricing gap is equal to total interest-earning assets less total interest-bearing liabilities available for repricing during a given time interval. A positive gap exists when total interest-earning repricing assets exceed total interest-bearing repricing liabilities and a negative gap exists when total interest-bearing repricing liabilities exceed total interest-earning repricing assets.

EMPLOYEES OF DENMARK BANCSHARES, INC.

Denmark
Debra K. Ausloos
Carole A. Bielinski
Christina M. Bienapfl
Claude E. Christensen
Terese M. Deprey
Hilaria A. Dose
Mary J. Doucha
Lynnette E. Duckett
Donna P. Emmer
Jill S. Feiler
Bonita M. Gauger
Patricia A. Gremore
Dennis J. Heim
Harvey Hoffman
Melissa S. Hoyer
Richard C. Johnson
Donna J. Kafka
Melissa M. Kersten
Betty A. Kittell
Kim M. Kohn
Linda L. Kolarik
Ann M. Kozlovsky
Lawrence J. Kozlovsky
Evonne J. Kreft
Lynda A. Leanna
Jennifer A. Leiterman
Bryan R. Lemmens
Julie A. Lemmens
Scott K. Lemmens
Mark E. Looker
Lonnie A. Loritz
Stacy L. Magnuson
Rachel J. Markvart
Sandra R. Miller
Shawn E. Mueller
Kristina L. Nelsen
Tamara A. O'Brien
John P. Olsen
Tobias H. Olsen
Anna M. Pearson

Denmark
Stephen N. Peplinski
Bonnie L. Reindl
Linda M. Rentmeester
Sarah J. Schley
Diane M. Schlies
Kenneth J. Schneider
Steven M. Schneider
Mary L. Schultz
Joanne G. Shimanek
Cynthia L. Shimon
Lori A. Sisel
Tami A. Steinhorst
Jeanne M. Swagel
Deanna L. Tilot
Jeffrey G. Vandenplas
Christie L. Van Ess
Jeffrey J. Van Rens
Francis J. Wall
Jessica C. Wavrunek
Cynthia M. Winiecki
Michelle R. Wotachek
Carol B. Wright
Karen M. Young

Bellevue
Sheena M. Craanen
Rosalie S. Fontana
Jessica L. Gajeski
Jodi G. Havlovitz
Amy R. Hertel
Ryan M. Johanek
Ann B. Kinjerski
Mary E. Kropp
Brianne K. Lessmiller
Katherine A. Pelnar
Donna M. Post
Tammy A. Pribyl
Glenn J. Whipp
Fern E. Wolf

Maribel
Edwin R. Duckart
Debbie A. Grenier
Ellen M. Klarkowski
Linda M. Kuik
Jill K. Lemmens
Ashley A. Lensmeyer
Doris A. Pelischek
Leroy M. Verkuilen

Whitelaw
Carol M. Behringer
Beverly J. Evenson
Debra J. Habeck
Deborah L. Kopidlansky
Colleen M. Meidl
Sarah L. Neuser
David H. Radue
Bonnie M. Vogel
Kristine Weber

Reedsville
Linda L. Beyer
Barbara A. Lorrigan
Sharie L. Mack
Tami J. Pelischek
Joan C. Popp
Sara J. Popp
Darlene F. Schmieder
Richard J. Schmieder
Benjamin J. Urban

Wrightstown
Tiffany L. Binish
Curt J. Boylan
Katherine R. Eggert
Leslie K. Phillips

47

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

Terese M. Deprey
Secretary
Denmark Bancshares, Inc.

Thomas N. Hartman
President
Hartman's Towne and Country Greenhouse, Inc.

Michael L. Heim
President
Heim Trucking Company

Darrell R. Lemmens
Former President
Denmark Bancshares, Inc.

Mark E. Looker
Vice President
Denmark Bancshares, Inc.

Edward Q. Opichka, D.D.S.
Retired Owner
Edward Q. Opichka Dental Practice

Allen M. Peters
Retired Teacher and Athletic Director
Reedsville School District

Thomas F. Wall
Retired Sales Account Manager
Natural Beauty Growers

EXECUTIVE OFFICERS

John P. Olsen
President
Denmark Bancshares, Inc. and Denmark State Bank

Terese M. Deprey
Secretary of Denmark Bancshares, Inc.
Vice President of Denmark State Bank

Jill S. Feiler
Vice President
Denmark State Bank

Dennis J. Heim
Vice President of Denmark Bancshares, Inc.
Sr. Vice President of Denmark State Bank

Evonne J. Kreft
Vice President
Denmark State Bank

Mark E. Looker
Vice President of Denmark Bancshares, Inc.
Vice President of Denmark State Bank

Lonnie A. Loritz
Vice President
Denmark State Bank

David H. Radue
Vice President and Branch Manager
Denmark State Bank

Jeffrey J. Van Rens
Vice President
Denmark State Bank

Glenn J. Whipp
Vice President and Branch Manager
Denmark State Bank

QUARTERLY FINANCIAL INFORMATION

MARKET INFORMATION

The following table shows market price information and cash dividends paid for DBI's common stock:

	Book Value End of Quarter (Unaudited)	Market Value (1) High	Market Value (1) Low	Dividends Paid (2)
2005				
1st Quarter	$415	$885	$876	$6.75
2nd Quarter	419	879	877	
3rd Quarter	416	886	879	7.00
4th Quarter	421	882	874	
2006				
1st Quarter	$418	$884	$884	$7.10
2nd Quarter	420	884	878	
3rd Quarter	422	882	877	7.15
4th Quarter	420	875	850	
2007				
Through March 1	N/A	$886	$850	$7.15

1) See the following page for additional information about the market value of DBI Common Stock.
2) The ability of DBI to pay dividends is subject to certain limitations. See "Capital Resources" in Management's Discussion and Analysis.

As of March 1, 2007 DBI had 1,508 shareholders of record. Beneficial owners of DBI's Common Stock whose shares are held in "nominee" or "street" name are not included in the number of shareholders of record.

SELECTED FINANCIAL INFORMATION

The following table sets forth certain unaudited results of operations for the periods indicated:

(In thousands except per share data)   For the Quarter Ended

2005	March 31	June 30	September 30	December 31
Interest income	$5,287	$5,407	$5,704	$5,861
Interest expense	1,882	2,062	2,345	2,624
Provision for credit losses	126	124	259	277
Net income	719	598	604	665
Net income per share	5.95	4.97	5.03	5.53
2006				
Interest income	$6,064	$6,121	$6,191	$6,307
Interest expense	2,868	3,066	3,118	3,146
Provision for credit losses	275	261	486	235
Net income	592	401	350	672
Net income per share	4.94	3.35	2.94	5.64

STOCK PERFORMANCE

STOCK PERFORMANCE GRAPH

The following line graph shows a comparison of the yearly percentage change in the cumulative total shareholder return on Denmark Bancshares, Inc. Common Stock with the cumulative total returns of the Nasdaq Bank Composite Index and the Nasdaq Composite Stock Market Index. Cumulative total shareholder return includes the change in year-end stock price and assumes reinvestment of dividends. The graph assumes $100 was invested in Denmark Bancshares, Inc. Common Stock and for each index on December 31, 2001. The Common Stock of DBI trades sparsely. There is no established market for the Common Stock of DBI and it is unlikely that such a market for the shares will develop in the foreseeable future. Most of the prices of DBI Common Stock used to determine the cumulative total shareholder return were based on repurchases of Common Stock by DBI pursuant to a Stock Repurchase Policy. The Stock Repurchase Policy provided that shares offered to DBI could be purchased as an accommodation to shareholders at a specified percentage of book value computed as of the most recently publicly filed Form 10-Q or 10-K preceding the purchase. The applicable percentage was 210% of book value from March 28, 2001 through September 11, 2006.



Stock/Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Denmark Bancshares	$100	$111	$136	$144	$147	$144
Nasdaq Bank Composite	$100	$102	$132	$151	$147	$166
Nasdaq Stock Composite	$100	$69	$104	$113	$116	$128

Vintage 55 Club



We are excited to welcome you to our Vintage 55 travel and entertainment club. Did you know that as a member of the Vintage 55 Club you receive special benefits? As a member of the club, you qualify for:

- Fee-free personal checking
- Interest bearing checking
- A 25% discount on a safe deposit box rental
- Visa card with no annual fees
- Financial and estate planning
- Travelers checks, money orders, stop payments, notary services, and telephone transfers

The best part of the Vintage 55 Club is the Group Travel and Entertainment!
Travel with Donna and Julie on a variety of tours each year. These include one-day, multi-day, and extended domestic and international trips all designed with you in mind. All tours depart from one or more of our bank locations. In addition to the wonderful opportunity to travel, you will receive a travel newsletter to keep you up-to-date on the latest travel news.

2007 Schedule of Events

Oprah Winfrey Presents...The Color Purple!
Chicago, Illinois
May 9th

The Lion King
Performing Arts Center, Appleton, Wisconsin
May 30th

Brewers vs. Cubs at Miller Park
Milwaukee, Wisconsin
June 6th

California Rail
September 19th

New York Tour
October 15th



Donna Emmer and Julie Lemmens
Program Coordinators

2008 Destinations

Panama Canal Cruise
January 26th

Scandinavia - Russia Cruise Tour
Early Fall

For qualifications and a full list of features and benefits, please contact Donna Emmer or visit www.denmarkstate.com.



Visit us online at:
www.denmarkstate.com

Denmark - Home Office
103 East Main Street
P.O. Box 130
Denmark, WI 54208-0130
(920) 863-2161

Bellevue
2646 Noel Drive
Green Bay, WI 54311-6729
(920) 469-4700

Maribel
14727 South Maribel Road
P.O. Box 106
Maribel, WI 54227-0106
(920) 863-2822

Reedsville
427 Manitowoc Street
P.O. Box 134
Reedsville, WI 54230-0134
(920) 754-4366

Whitelaw
202 North Hickory Street
P.O. Box 28
Whitelaw, WI 54247-0028
(920) 732-4551

Wrightstown
1050 Broadway Street
P.O. Box 359
Wrightstown, WI 54180-0359
(920) 532-0100

DENMARK BANCSHARES, INC.

EXHIBIT (23.1)

Consent of Independent Registered Public Accounting Firm

WIPFLi.

Consent of Independent Registered Public Accounting Firm

Stockholders' and Board of Directors
Denmark Bancshares, Inc.
Denmark, Wisconsin

We consent to the inclusion of our reports dated March 7, 2007, relating to the consolidated balance sheets of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and management's assessment of the effectiveness of internal controls over financial reporting in the Form 10-K of Denmark Bancshares, Inc. as of December 31, 2006, and to the use of our name in such form. We also consent to the incorporation by reference in the Registration Statement (No. 333-69551) on Form S-8 of Denmark Bancshares, Inc. of our reports dated March 7, 2007, appearing in the Form 10-K of Denmark Bancshares, Inc.

Wipfli LLP

Wipfli LLP

March 15, 2007
Green Bay, Wisconsin

DENMARK BANCSHARES, INC.
EXHIBIT (31.1)
CERTIFICATIONS

I, John P. Olsen, President of Denmark Bancshares, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Denmark Bancshares, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ John P. Olsen

Date: February 27, 2007

John P. Olsen
Principal Executive Officer,
President

DENMARK BANCSHARES, INC.
EXHIBIT (31.2)
CERTIFICATIONS

I, Dennis J. Heim, Vice President and Treasurer of Denmark Bancshares, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Denmark Bancshares, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Dennis J. Heim

Date: February 27, 2007

Dennis J. Heim
Vice President and Treasurer,
Principal Financial and
Accounting Officer

EXHIBIT (32.1)

CERTIFICATIONS

**Written Statement of the Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. ' 1350**

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, we, the undersigned Chief Executive Officer and Chief Financial Officer of Denmark Bancshares, Inc. ("DBI"), hereby certify, based on their knowledge, that the Annual Report on Form 10-K of DBI for the year ended December 31, 2006, (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of DBI.

/s/
_____
John P. Olsen
Principal Executive Officer,
President

/s/
_____
Dennis J. Heim
Vice President and Treasurer,
Principal Financial and
Accounting Officer

Date: February 27, 2007